Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
iPCS, INC.
at
$24.00 Net Per Share
by
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 25, 2009, UNLESS THE OFFER IS EXTENDED.

Ireland Acquisition Corporation (the “Offeror”) is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc. (the “Company”) for $24.00 per share net to you in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendment or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Sprint Nextel Corporation (“Sprint Nextel”), the Offeror and the Company.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the then-outstanding Shares on a fully-diluted basis. The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt or waiver of required approval from the Federal Communications Commission (subject to certain exceptions described herein) and other required regulatory approvals, no change, condition, event or development having occurred that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Merger Agreement) and the satisfaction or waiver of certain other conditions. See Section 1 and Section 15.

The board of directors of the Company unanimously (i) determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger (as defined below), are fair to and in the best interests of the Company’s stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and approved and authorized the Merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Merger Agreement.

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

October 28, 2009

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should (1) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the share certificate(s) for the tendered Shares and all other required documents to the Depositary (as defined below), (2) follow the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, or (3) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose share certificates representing the Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, may tender Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of this Offer to Purchase.

Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Dealer Manager or to the Information Agent (each as defined below) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees.

The Letter of Transmittal, share certificate and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below) is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Ireland Acquisition Corporation (the “Offeror”) is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc. (the “Company”) for $24.00 per share net to you in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendment or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Sprint Nextel Corporation (“Sprint Nextel”), the Offeror and the Company, which sets forth, among other things, the terms and conditions of the Offer and our merger with and into the Company. See Section 11. Through a question and answer format, this Summary Term Sheet is designed to explain to you, the stockholders of the Company, a number of important terms of the proposed transaction. This Summary Term Sheet serves only as an introduction, and we urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction. Cross-referenced text refers to sections within this Offer to Purchase, unless otherwise noted.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of iPCS, Inc.
Price Offered Per Share	$24.00 net to you in cash, without interest thereon and less any applicable withholding taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, on November 25, 2009, unless the Offer is extended. As used in this summary term sheet, “expiration date” means the latest time and date on which the Offer, as it may be extended by the Offeror, expires. See Section 1.
Offeror	Ireland Acquisition Corporation, a wholly-owned subsidiary of Sprint Nextel.

Who is offering to buy my securities?

Our name is Ireland Acquisition Corporation. We are a Delaware corporation formed for the purpose of making a cash tender offer for all of the outstanding shares of common stock of the Company and, following the consummation of such tender offer, merging with and into the Company. We are a wholly-owned subsidiary of Sprint Nextel, a Kansas corporation. See “Introduction.”

Sprint Nextel is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of its targeted customer groups: individuals, small- to mid-sized businesses, large enterprises and government customers. See Section 8.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock of the Company. See “Introduction.”

How much is the Offeror offering to pay and what is the form of payment?

We are offering to pay $24.00 per share, net to you in cash, less any required withholding taxes and without interest. The consideration payable in both the Offer and the subsequent merger contemplated by the Merger Agreement (the “Merger”) will be $24.00 per share in cash. The Merger is further described in “Introduction” and Section 12.

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any fees will apply. See “Introduction,” Section 1 and Section 17.

What is the purpose of the Offer?

The purpose of the Offer is to enable Sprint Nextel to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Sprint Nextel will acquire in the Merger any remaining equity interest in the Company that was not acquired during the Offer. See “Introduction” and Section 12.

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares that you validly tender unless the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer represents, in the aggregate, at least a majority of the Shares of the Company’s common stock on a fully diluted basis. See Section 11 and Section 15.

We also are not obligated to purchase any Shares that you validly tender if, among other things, the applicable waiting period under applicable antitrust laws has not expired or been terminated, the required approval from the Federal Communications Commission (“FCC”) and other required regulatory approvals have not been received or waived (subject to certain exceptions in the case of the FCC approval) or there has been a change, condition, event or development that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Merger Agreement). See Section 15.

Does the Offeror have the financial resources to make payment?

Yes. We will obtain all necessary funds through capital contributions or advances by Sprint Nextel. Sprint Nextel will have sufficient funds from cash on hand to fully fund the Offer and the subsequent Merger. See Section 9.

Is the Offeror’s financial condition relevant to my decision whether to tender Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because the Offer consists solely of cash, and Sprint Nextel will have adequate cash available to pay for the Shares.

What is Sprint Nextel’s relationship with the Company?

Sprint Nextel and the Company are parties to a number of commercial arrangements. Under these arrangements, the Company provides wireless services under Sprint’s brand. As of October 18, 2009, Sprint Nextel may be deemed to have beneficial ownership of 1,558,136 Shares, or approximately 9.4% of the outstanding Shares (based on representations of the Company provided as of October 18, 2009 and October 23, 2009) as a result of the obligations of the stockholders under the Stockholders Agreement to tender in the Offer or, under certain circumstances, in any subsequent offering period, such number of Shares owned by them and to vote an aggregate of 1,508,229 Shares owned by them (other than those Shares tendered pursuant to the Offer or any subsequent offering period) in favor of the Merger, if necessary. Sprint Nextel disclaims beneficial ownership of these Shares. See Section 10.

How long do I have to decide whether to tender in the Offer?

Our offer to purchase your Shares expires at 12:00 midnight, New York City time, on Wednesday, November 25, 2009. This is called the initial expiration date. See “Introduction.” If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of this Offer to Purchase.

Can the Offeror extend the Offer past the initial expiration date and under what circumstances?

Yes. We can and may extend the Offer past the initial expiration date. If we do so, you will be able to tender your Shares until 12:00 midnight, New York City time, on the new expiration date.

The Merger Agreement sets forth the terms and conditions under which we can extend the Offer, including if any conditions to the Offer have not been satisfied or waived; if the board of directors of the Company (the “Board of Directors”) has withdrawn, qualified or modified or proposed to publicly withdraw, qualify or modify its recommendation of the Offer or the Merger; or if any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff requires us to extend the Offer. Furthermore, if any conditions of the Offer are not satisfied as of any scheduled expiration date of the Offer, the Company may request that we extend the Offer, subject to our rights to terminate the Merger Agreement. In addition, following the consummation of the Offer, we may, and if requested by the Company must, make available a subsequent offering period of not less than ten business days. See Section 1 and Section 11.

How do I find out if the Offeror extends the Offer?

We will announce any extension of the Offer no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release.

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not own at least 90% of the outstanding Shares after our acceptance of Shares pursuant to the Offer and any subsequent offering period, we have the option, subject to certain limitations, to purchase from the Company, at a price per share equal to the Offer consideration, up to that number of Shares sufficient to cause us, together with Sprint Nextel and each of our respective affiliates, to own immediately after the time of issuance of the Shares pursuant to the option one Share more than 90% of total outstanding Shares on a fully diluted basis. The exercise of this option may allow us to effect the Merger as a short-form merger without a vote or any further action by the stockholders of the Company. We refer to this option as the “Top-Up Option.” We have the option to pay for the portion of the exercise price of the Top-Up Option which exceeds the aggregate par value of the Shares purchased by the issuance of a promissory note, the terms of which shall provide for full recourse against Sprint Nextel and us. See Section 11.

How do I get paid for my tendered Shares?

We will pay for the Shares accepted for payment by depositing the purchase price with Computershare Trust Company, N.A., which is the depositary in the Offer (the “Depositary”). The Depositary will transmit to you the payment for all Shares accepted for payment. See Section 2.

How do I tender my Shares?

To tender your Shares in the Offer, you must:

•	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal, and mail or deliver it, together with your share certificates and any other required documents, to the Depositary;

•	tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3; or

•	if your share certificates are not immediately available or if you cannot deliver your share certificates and any other required documents to the Depositary prior to the expiration of the Offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your Shares if you comply with the guaranteed delivery procedures described in Section 3.

Until what time can I withdraw my previously tendered Shares?

You can withdraw your tendered Shares at any time on or prior to the applicable scheduled expiration date. Also, if we have not accepted your Shares for payment by December 27, 2009, you may withdraw your tendered Shares at any time after that date until we accept them for payment. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4.

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver to the Depositary a written notice of withdrawal that specifies your name, the number of Shares being withdrawn and the name of the registered holder of the Shares, if different from the person who tendered the Shares. See Section 4.

What are the income tax consequences of selling Shares through the Offer?

The sale of Shares to us through the Offer is a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. In general, you will recognize gain or loss equal to the difference between the amount of cash you receive for the Shares and the tax basis of your Shares.

We encourage you to consult with your own tax advisor about the particular effect the Offer will have on you. See Section 5.

What is the market value of my Shares as of a recent date?

On October 16, 2009, the last full trading day before we announced that we had entered into the Merger Agreement, the closing price per share of the Shares on the NASDAQ Global Select Market (“NASDAQ”) was $17.88 per share. On October 27, 2009, the last full trading day before commencement of the Offer, the last reported closing sales price of the Shares on NASDAQ was $23.86 per share.

We encourage you to obtain a current market quotation for your Shares before deciding whether to tender your Shares. See Section 6 for recent high and low closing prices for the Shares.

What does the Board of Directors think of the Offer and Merger?

The Board of Directors unanimously (i) determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and approved and authorized the Merger and the other transactions contemplated by the Merger Agreement, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Merger Agreement.

Have any stockholders already agreed to tender their Shares?

Yes. Stockholders holding approximately 9.4% of the issued and outstanding Shares, or approximately 8.5% of the issued and outstanding Shares on a fully diluted basis, have entered into a Stockholders Agreement, dated as of October 18, 2009, with Sprint Nextel (the “Stockholders Agreement”), in which they have agreed to tender their Shares in the Offer or, under certain circumstances, in any subsequent offering period. These stockholders have also agreed to vote an aggregate of 1,508,229 Shares owned by them in favor of the Merger, if necessary. See “Introduction” and Section 11.

What is the settlement agreement related to the Offer?

The settlement agreement between Sprint Nextel and certain of its affiliates and the Company and certain of its affiliates relates to certain litigation between the parties. Under the terms of the settlement agreement, the parties agreed to file a motion to “stay” the litigation with the district court before which the cases are being adjudicated. The parties also agreed pursuant to the settlement agreement that at the effective time of the Merger, they will take all action necessary to cause the dismissal of the litigation and dissolution of the injunction granted in the litigation. See Sections 10 and 11.

If the Offeror consummates the Offer, what happens to the Company after the Offer?

If the Offeror purchases at least a majority of the Company’s total Shares outstanding on a fully diluted basis in the Offer, Sprint Nextel and the Offeror intend to cause the Merger to occur between the Offeror and the Company in which stockholders who have not previously tendered their Shares will also receive $24.00 per share in cash, less any required withholding taxes and without interest, subject to their right under, and their compliance with the relevant provisions of, Delaware law to dissent and demand the fair value of their Shares.

If the Offeror does not own at least 90% of the Shares after accepting Shares pursuant to the Offer, subject to certain conditions, the Offeror may exercise its Top-Up Option, and if the Company has sufficient authorized Shares available for issuance to permit the Offeror to acquire at least 90% of the Shares, the Offeror may effect the Merger as a short-form merger, as described above.

Once the Merger takes place, the Company will be a wholly-owned subsidiary of Sprint Nextel, and the current holders of the Shares will no longer have any interest in the Company’s future earnings or growth. In this case, the Company will no longer be publicly owned, and Sprint Nextel will cause the Company’s common stock to be de-listed from NASDAQ, resulting in the Company’s common stock no longer being traded through NASDAQ or on any other securities exchange. See “Introduction” and Section 14.

If I decide not to tender but the Offer is successful, what will happen to my Shares?

If the Offer is successful and the subsequent Merger occurs, stockholders who do not tender their Shares will receive the merger consideration described above, subject to their right under, and their compliance with the relevant provisions of, Delaware law to dissent and demand the fair value of their Shares. See Section 11, Section 14 and Section 16.

Who can I talk to if I have questions about the Offer?

Stockholders can call D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at (800) 549-6746 (toll free) or (212) 269-5550 (collect). In addition, stockholders can call Citigroup Global Markets Inc., the dealer manager for the Offer (the “Dealer Manager”), at (888) 476-2835.

TO THE STOCKHOLDERS OF iPCS, INC.:

INTRODUCTION

Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), at a purchase price of $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any fees will apply. Any tendering stockholder that fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to backup withholding of U.S. federal income tax equal to 28% of the gross proceeds payable to such stockholder pursuant to the Offer.

The Board of Directors unanimously (i) determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and approved and authorized the Merger and the other transactions contemplated by the Merger Agreement, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Merger Agreement.

The Board of Directors has received (i) the written opinion dated October 18, 2009 of UBS Securities LLC (“UBS”), an independent financial advisor to the Board of Directors, to the effect that, based on and subject to various assumptions, matters considered and limitations described in such opinion, the Offer Price to be received by the holders of Shares in the Offer was, as of the date of such opinion, fair, from a financial point of view, to such holders, and (ii) the written opinion dated October 18, 2009 of Morgan Stanley & Co. Incorporated (“Morgan Stanley” and together with UBS, the “Independent Advisors”), an independent financial advisor to the Board of Directors, based on the assumptions, qualifications and limitations contained in such opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was, as of the date of such opinion, fair, from a financial point of view, to such holders.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Sprint Nextel, the Offeror and the Company. The Merger Agreement, among other things, provides that the Offeror will make the Offer and, following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Offeror will be merged with and into the Company (the “Merger”) and each Share then outstanding will be converted into the right to receive the Offer Price, less any required withholding taxes and without interest thereon. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of Sprint Nextel, and the separate corporate existence of the Offeror will cease.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the then-outstanding Shares on a fully-diluted basis (the “Minimum Tender Condition”). The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), receipt or waiver of required approval from the Federal Communications Commission (“FCC”) (subject to certain exceptions described herein) and other required regulatory approvals, no change, condition, event or development having occurred that has resulted in, or would reasonably be expected to result in, a Material

Adverse Effect (as defined in the Merger Agreement) and the satisfaction or waiver of certain other conditions. See Section 1 and Section 15.

The Company has represented to Sprint Nextel that as of October 13, 2009, with respect to (i) and (ii) below, and as of October 18, 2009, with respect to (iii) through (vi) below, there were (i) 17,262,954 Shares issued and outstanding, (ii) 689,263 Shares (which are included in (i) above) held in the treasury of the Company, (iii) 1,701,736 options to purchase Shares (the “Company Options”) issued pursuant to the Horizon PCS, Inc. Amended and Restated 2004 Stock Incentive Plan and the iPCS, Inc. Third Amended and Restated 2004 Long-Term Incentive Plan (the “Company Stock Option Plans”), each such Company Option entitling the holder thereof to purchase one Share, (iv) no shares of preferred stock, par value $0.01 per share, issued and outstanding, (v) 143,850 shares of restricted common stock (which are included in (i) above, the “Restricted Shares”) issued and outstanding, and (vi) no Shares reserved for issuance upon exercise of outstanding stock options or otherwise except for Shares reserved for issuance pursuant to Company Options. The Company has represented that as of October 23, 2009 there were 16,539,190 Shares issued and outstanding net of treasury shares. Based upon the foregoing, the Offeror believes that the Minimum Tender Condition will be satisfied if at least 9,120,464 Shares are tendered and not withdrawn pursuant to the Offer. The actual number of Shares required to be tendered and not withdrawn to satisfy the Minimum Tender Condition will depend on the actual number of Shares outstanding, on a fully diluted basis, on the date that the Offeror accepts Shares for payment pursuant to the Offer.

In connection with the Merger Agreement, Sprint Nextel entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”), with the following stockholders: Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (collectively, the “Tendering Stockholders”). Pursuant to the Stockholders Agreement, the Tendering Stockholders have agreed to tender an aggregate of 1,508,229 Shares owned by the Tendering Stockholders (the “Committed Shares”) in the Offer. Certain Tendering Stockholders holding an aggregate of 49,907 Restricted Shares have also agreed to tender these Shares, to the extent the restrictions lapse, in any Subsequent Offering Period (as defined below). The Tendering Stockholders have agreed to vote the Committed Shares in favor of the Merger, if necessary. Based on the number of issued and outstanding Shares and issued and outstanding Shares on a fully diluted basis provided by the Company as of October 18, 2009 and October 23, 2009, the Committed Shares and the Restricted Shares represented approximately 9.4% of the Shares that were issued and outstanding as of such dates and approximately 8.5% of the Shares issued and outstanding on a fully diluted basis as of such dates. Based on the Company’s representations, the Offeror believes that the Minimum Tender Condition will be satisfied if, in addition to the Committed Shares and Restricted Shares to be tendered pursuant to the Stockholders Agreement, 7,562,328 Shares are tendered and not withdrawn pursuant to the Offer. For a more detailed description of the Stockholders Agreement, see Section 11.

Upon the terms and subject to the conditions of the Offer, the Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, November 25, 2009, unless the Offeror has extended the period during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Offeror, expires. See Section 11. The Offeror may, and if requested by the Company must, provide for a subsequent offering period following the consummation of the Offer of not less than ten business days (a “Subsequent Offering Period”). If a Subsequent Offering Period is provided, the Offeror will make a public announcement thereof on the next business day (as defined below) after the Expiration Date. See Section 11.

If pursuant to the Offer or otherwise (including by exercise of the Top-Up Option described below), the Offeror acquires at least 90% of the Shares then outstanding, in accordance with the DGCL, the Offeror will be able to effect the Merger without approval of the stockholders of the Company, and Sprint Nextel, the Offeror and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the later of the expiration of the Offer or the expiration of any Subsequent Offering Period. If, however, the Minimum Tender Condition is met but the Offeror does not acquire 90% of the Shares then outstanding as a result of the Offer or otherwise, the vote of the stockholders will be required under the DGCL to effect the Merger, and a longer period of time will be necessary to do so. In order to facilitate a short-form Merger following completion of the Offer, the Company has granted to the Offeror an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase at the Offer Price an aggregate number of Shares that, when added to the number of Shares owned by Sprint Nextel, the Offeror and their affiliates at the time of exercise, constitutes one Share more than 90% of the outstanding

Shares on a fully diluted basis. For a description of the conditions set forth in the Merger Agreement and the DGCL as it relates to this transaction, see Section 11, Section 12 and Section 15.

If requested by Sprint Nextel or the Offeror, promptly following the purchase of a majority of the outstanding Shares, on a fully diluted basis, by the Offeror pursuant to the Offer, and from time to time thereafter, the Company will take all actions necessary, including increasing the size of the Board of Directors or causing the resignation of members who are directors at the time of consummation of the Offer, to cause such number of persons (rounded up to the nearest whole number) designated by the Offeror to become directors of the Company so that the percentage representation of the Offeror’s designees on the Board of Directors is equivalent to the Offeror’s and Sprint Nextel’s percentage ownership of Shares issued and outstanding as of such time. In addition, Sprint Nextel, the Offeror and the Company have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Board of Directors will be persons (“Continuing Directors”) who were directors of the Company on October 18, 2009, are not officers of the Company and are independent for purposes of the continuing listing requirements of the NASDAQ Global Select Market (“NASDAQ”) or persons designated by the Continuing Directors at all times following the Appointment Time (as defined below) and prior to the Effective Time (as defined below).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Offeror will accept for payment and purchase all of the Shares at a price of $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, and will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4.

The Offer is subject to the conditions set forth under Section 15, including the satisfaction of the Minimum Tender Condition, the expiration or termination of all waiting periods imposed by the HSR Act, the receipt or waiver of requisite approval from the FCC (subject to certain exceptions described below) and other required regulatory approvals, no change, condition, event or development having occurred that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Merger Agreement) and the satisfaction or waiver of certain other conditions. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), the Offeror and Sprint Nextel expressly reserve the right to waive any of the conditions and to modify the terms and conditions of the Offer. The Offeror, however, may not, without the consent of the Company, reduce the number of Shares subject to the Offer, reduce the Offer Price, amend or waive the Minimum Tender Condition, add any other conditions to the Offer or modify the existing conditions to the Offer, change the form of consideration payable in the Offer, or otherwise amend or modify the Offer in a manner adverse to the holders of Shares.

Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (i) extend the Offer in increments of five business days each, if at the scheduled Expiration Date any of the conditions to the Offer are not satisfied, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Commission’s staff applicable to the Offer and (iii) extend the Offer for a period of time not to exceed ten business days if, at the scheduled Expiration Date, the Board of Directors has withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, its approval or recommendation of the Offer or the Merger. In addition, if at any scheduled Expiration Date any condition to the Offer is not satisfied, the Offeror will, and Sprint Nextel will cause the Offeror to, extend the Offer at the request of the Company for such periods as the Company requests, but not beyond January 31, 2010 (the “Outside Date”), except that if on January 31, 2010, all of the conditions to the Merger are satisfied or waived other than the obtaining of the public service commission approvals or the transfer approval for the FCC License (as defined below), the Outside Date will be March 15, 2010. If all conditions to the consummation of the Offer are satisfied or waived except that the FCC shall not have approved the transfer of control of the FCC License at the scheduled Expiration Date of the Offer and none of the matters set forth in clauses (ii) and (iii) of this paragraph shall apply, the Offeror will be permitted to extend the Offer for up to two additional five business day periods (but no later than the business day prior to the Outside Date); provided that if by the last day of the last such extension period, the FCC shall not have approved the transfer of control of the FCC License, the Company will abandon the FCC License if so directed by the Offeror and the Offeror shall waive the condition relating to receipt of FCC approval for the transfer of control of the FCC License and consummate the Offer on such date. See Section 11.

Notwithstanding the foregoing, if at any time consummation of the Offer is not practicable due to (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, consummation of the Offer will be delayed until these events no longer make it impracticable to consummate the Offer.

Any extension of the period during which the Offer is open, any delay in acceptance of Shares for payment or any payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof. In the case of an extension, the announcement will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d)(1), 14d-6(c) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the obligation of the Offeror under the rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filing with the Commission.

If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if, and to the extent, required under applicable law and the rules and regulations of the Commission. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders. If material changes are made with respect to information that is significant, such as the Offer Price or the percentage of securities sought, a minimum ten business day period may be required to allow for adequate dissemination to the stockholders. Accordingly, if, prior to the Expiration Date, the Offeror decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first published, sent or given to the Company’s stockholders, the Offeror will extend the Offer at least until the expiration of that ten business day period.

The Offeror may, and if requested by the Company must, provide for a Subsequent Offering Period in connection with the Offer. If the Offeror does provide for a Subsequent Offering Period, subject to the applicable rules and regulations of the Commission, the Offeror shall accept Shares for purchase beyond the Expiration Date for a Subsequent Offering Period of not less than ten business days, if, among other things, upon the Expiration Date (i) all of the conditions to the Offeror’s obligations to accept for payment, and to pay for, the Shares are satisfied (or, to the extent permitted by the Merger Agreement, waived), and (ii) the Offeror immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 4. The Offeror will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period by the Depositary. If a Subsequent Offering Period is made available by the Offeror, it will make an announcement to that effect by issuing a press release to a national news service by not later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

For purposes of the Offer, a “business day” means any day on which the principal offices of the Commission in Washington D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided the Offeror with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Offeror to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, the Offeror will accept for payment and will pay for all Shares validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date. Notwithstanding the preceding sentence, subject to applicable rules and regulations of the Commission, the Offeror expressly reserves the right, in its sole discretion, to delay the payment for Shares in order to comply in whole or in part with applicable law. Any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires the Offeror to pay the Offer Price or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. If the Offeror makes available a Subsequent

Offering Period, the Offeror will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period.

In all cases (including during any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the appropriate Letter of Transmittal, properly completed and duly executed (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against such participant.

Stockholders who cannot comply on a timely basis with the foregoing procedures for acceptance of the Offer may deposit Share Certificates pursuant to the procedures set forth below for guaranteed delivery.

For purposes of the Offer (including during any Subsequent Offering Period), the Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the satisfaction of the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, the Offeror increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

The Offeror reserves the right to transfer or assign to one or more of its affiliates, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Accepting the Offer and Tendering Shares.

Valid Tenders.  Except as set forth below, for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any. In addition, either (i) Share Certificates evidencing tendered Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date or the expiration of the Subsequent

Offering Period, if any, or (ii) the stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer.  The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or the tendering stockholder must comply with the guaranteed delivery procedures described below.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees.  Signatures on Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or by any other bank, broker, dealer, credit union, savings organization or other entity which is an “eligible guarantor institution” as such term defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) for the account of an Eligible Institution.

If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder, the tendered Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name of the registered holder appears on such Share Certificate, with the signatures on the Share Certificate or stock powers guaranteed in the manner described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the stockholder’s Share Certificates evidencing the Shares are not immediately available or the stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or the stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form made available by the Offeror is received by the Depositary, as provided below, on or prior to the Expiration Date; and

(iii) the Share Certificates (or a Book-Entry Confirmation), representing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day,” for purposes of the preceding sentence, is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. The procedures for guaranteed delivery described above may not be used during any Subsequent Offering Period.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates for, or of Book-Entry Confirmation of the delivery of, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time and will depend upon when Share Certificates or Book-Entry Confirmations are received into the Depositary’s account at the Book-Entry Transfer Facility. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES BY THE OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING ANY PAYMENT.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may in the opinion of the Offeror be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer, subject to applicable law and the limitations set forth in the Merger Agreement, or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offeror, Sprint Nextel, any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding of U.S. Federal Income Tax and Substitute Form W-9.  Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of the amount of any payments of cash pursuant to the Offer or the Merger. In order to avoid backup withholding, each stockholder surrendering Shares in the Offer must, unless the stockholder otherwise establishes an exemption, provide the payor with the stockholder’s correct taxpayer identification number (“TIN”) on a substitute Form W-9 and certify, under penalties of perjury, that the TIN is correct and that the stockholder is not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service (“IRS”) may impose a penalty on such stockholder and any payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. See Section 5.

All U.S. stockholders tendering Shares pursuant to the Offer should complete and sign the substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8 BEN, Certificate of Foreign Status, a copy of which may be obtained from the Information Agent, in order to avoid backup withholding. See “Important Tax Information” in the Letter of Transmittal.

Other Requirements.  By executing the Letter of Transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering stockholder irrevocably appoints designees of the Offeror as the stockholder’s agent, attorneys in fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to exercise all voting and other rights of the stockholder as each attorney and proxy or his substitute shall in his sole judgment deem proper, with respect to all of the Shares tendered by the stockholder and accepted for payment by the Offeror (and any and all other Shares or other securities issued or issuable in respect of the Shares on or after the date of this Offer to Purchase).

All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Offeror accepts for payment the Shares in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney, proxies and written consents granted by the stockholder at any time with respect to the Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney or proxies may be given or written consent executed by the stockholder (and, if given or executed, will not be deemed effective). The designees of the Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of the stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company’s stockholders, or any adjournment or postponement thereof, any actions by written consent in lieu of any meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for the Shares, the Offeror must be able to exercise full voting and other rights with respect to the Shares and the other securities or rights issued or issuable in respect of the Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) in respect of the Shares.

A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that (i) the stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by the Offeror, the Offeror will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment pursuant to the Offer, may also be withdrawn at any time after December 27, 2009. If acceptance of any Shares tendered is delayed for any reason or if the Offeror is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Offeror’s rights under the Offer, the Depositary may, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to and duly exercise withdrawal rights as set forth in this Section 4. Any such delay in acceptance for payment will be accomplished by extension of the Offer to the extent required by law. If the Offeror makes available a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 1.

For withdrawal of Shares tendered pursuant to the Offer to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. The facsimile number for the Depositary is (617) 360-6810. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered, if different from that of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the stockholder must submit the serial numbers shown on the Share Certificates evidencing the Shares to be withdrawn to the Depositary and, unless the Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be medallion guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of the Offeror, Sprint Nextel, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. Previously withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in Section 3.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to beneficial owners of Shares. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis. The discussion applies only to beneficial owners of Shares in whose hands Shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of beneficial owners of Shares (such as insurance companies, tax exempt organizations, mutual funds and broker dealers) who might be subject to special rules. This discussion does not discuss the U.S. federal income tax consequences to a beneficial owner of Shares who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL OWNER OF SHARES SHOULD CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a beneficial owner of Shares will recognize gain or loss equal to the difference (if any) between the amount of cash received for the Shares and the tax basis of the Shares. In general, the gain or loss will be capital gain or loss and will be long term capital gain or loss if the beneficial owner held the Shares for more than one year as of the date of sale (in the case of the Offer) or the effective time of the Merger (the “Effective Time”) (in the case of the Merger).

Payments in connection with the Offer or the Merger might be subject to “backup withholding” at a rate of 28%, unless a beneficial owner of Shares (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact, or (ii) provides a correct TIN to the payor, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A beneficial owner who does not provide a correct TIN may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the beneficial owner’s U.S. federal income tax liability. Each beneficial owner of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Those tendering their Shares in the Offer may prevent backup withholding by completing the substitute Form W-9 included in the Letter of Transmittal. Similarly, those who convert their Shares into cash in the Merger may prevent backup withholding by completing a substitute Form W-9 and submitting it to the paying agent for the Merger.

6.	Price Range of Shares; Dividends.

The Shares are listed on NASDAQ under the symbol “IPCS.” The following table sets forth, for the periods indicated, the high and low intraday sales prices per share on NASDAQ as reported in publicly available sources.

	Price Range of Shares
	High	Low

2007:
First Quarter	$55.36	$48.39
Second Quarter	$51.75	$32.75
Third Quarter	$35.59	$29.78
Fourth Quarter	$37.60	$31.92
2008:
First Quarter	$35.94	$16.46
Second Quarter	$32.56	$23.28
Third Quarter	$30.39	$16.52
Fourth Quarter	$22.84	$3.27
2009:
First Quarter	$11.25	$4.25
Second Quarter	$19.51	$9.55
Third Quarter	$18.89	$14.19
Fourth Quarter (through October 27, 2009)	$24.25	$16.59

According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, on April 26, 2007, the Board of Directors declared a special cash dividend of $11.00 per share, approximately $187.0 million in the aggregate, payable to all holders of record of the Shares on May 8, 2007. Of this amount, approximately $186.5 million was paid on May 16, 2007. The remaining unpaid dividends relate to restricted stock awards and are being paid out starting in July 2007 as these awards vest. As of June 30, 2009, approximately $200,000 of this dividend remains to be paid. The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 indicates that (i) no expectation of future dividends should be derived from this special dividend, and (ii) the Company’s future decisions concerning the payment of dividends will depend on its results of operations, financial condition and capital expenditure plans and will be subject to limitations under the indentures governing its senior secured notes, as well as such other factors that the Board of Directors, in its sole discretion, may consider relevant. Under the terms of the Merger Agreement, the Company is not permitted to pay dividends (other than dividends by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company and certain dividends in respect of restricted stock awards, as such awards vest) between the date of the Merger Agreement and the Effective Time. See Section 13.

On October 16, 2009, the last full trading day prior to announcement of the Offer, the last reported closing sales price of the Shares on NASDAQ was $17.88 per share. On October 27, 2009, the last full trading day before commencement of the Offer, the last reported closing sales price of the Shares on NASDAQ was $23.86 per share.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.	Certain Information Concerning the Company.

The Company is a Delaware corporation with principal executive offices at 1901 North Roselle Road, Schaumburg, Illinois 60195. The telephone number for the Company’s principal executive offices is (847) 885-2833. The Company reported the following information in its Annual Report on From 10-K for the fiscal year ended December 31, 2008, and the following description of the Company and its business is qualified in its entirety by the reference to that report.

The Company is a holding company that operates as a third-party affiliate that provides service on Sprint Nextel’s network (a “PCS Affiliate”) through three wholly-owned subsidiaries, iPCS Wireless, Inc., Horizon Personal

Communications, Inc. and Bright Personal Communications Services, LLC, each having its own affiliation agreements with Sprint Nextel’s subsidiary. Pursuant to these affiliation agreements with Sprint PCS, the Company offers digital wireless personal communications services, or PCS, using Sprint Nextel’s spectrum under the Sprint brand name on a wireless network built and operated to Sprint Nextel’s specifications at the Company’s expense. The Company owns and is responsible for operating, managing and maintaining its wireless network. The Company has the exclusive right to provide certain PCS services under the Sprint brand name in its territory.

The Company’s territory consists of 81 markets primarily located in Illinois, Michigan, Pennsylvania, New York, Indiana, Iowa, Ohio and Tennessee. As of December 31, 2008, the Company’s licensed territory had a total population of approximately 15.1 million residents, of which the Company’s wireless network covered approximately 12.5 million residents, and the Company had approximately 691,100 subscribers. See Section 11.

Certain Projected Financial Data of the Company.  Prior to entering into the Merger Agreement, Sprint Nextel conducted a due diligence review of the Company and, in connection with its review, received from the Company certain projections of the Company’s future operating performance. The Company does not, in the ordinary course, make public any specific forecasts or projections as to its future financial performance and these projections were not prepared with a view to public disclosure. They are included in this Offer to Purchase only because they were provided to Sprint Nextel and the Offeror in connection with Sprint Nextel’s due diligence.

The projections assumed that the Company would remain independent and do not give effect to the Offer or the potential combination of the operations of Sprint Nextel and the Company or any alterations Sprint Nextel might make to the Company’s operations or strategy after the consummation of the Offer and the Merger. These financial projections assume, among other things, that Sprint Nextel stabilizes its base business in the near-term, that the Company has access to 4G services (and related capital investment), that the Company’s monthly service fee per subscriber (CCPU) will remain at or near current levels, that there are no changes in the iDEN competitive landscape, that there would be no prepaid offering by the Company, and assumes no upside from data travel and employee plan issues.

The Company has advised the Offeror and Sprint Nextel that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the Company’ periodic reports. There can be no assurance that the projected results will be realized or that actual results will be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Furthermore, the Company has advised the Offeror and Sprint Nextel that the projections set forth below were prepared solely for internal use and not with a view toward public disclosure or toward complying with the published guidelines of the Commission regarding projections, U.S. generally accepted accounting principles or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Sprint Nextel’s nor the Company’s independent accountants or financial advisors have examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and, accordingly, assume no responsibility for these projections. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that any of Sprint Nextel, the Offeror or the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events and the projections should not be relied on as such. None of Sprint Nextel, the Offeror, the Company, the Dealer Manager or the Information Agent, or their respective affiliates or representatives, assumes any responsibility for the reasonableness, accuracy or validity of the following projections. Neither Sprint Nextel nor the Offeror, nor any of their respective affiliates or representatives, has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Stockholders are cautioned not to place undue reliance on the projected information provided.

The inclusion of the financial projections in this Offer to Purchase will not be deemed an admission or representation by the Company, the Dealer Manager, the Offeror or Sprint Nextel that they are viewed by the Company, the Dealer Manager, the Offeror or Sprint Nextel as material information of the Company.

iPCS Projected Financial Data

	Fiscal Year Ending December 31,
	2009	2010	2011
	(In millions)

Service Revenue(1)	$542	$573	$612
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)(2)	$110	$125	$141
Capital Expenditures	$37	$50	$45
Free Cash Flow(3)	$35	$26	$69

(1)	Excludes equipment revenue.

(2)	Excludes stock-based compensation, gain/loss on disposal of assets, expenses associated with Sprint Nextel litigation and gain on settlements related to Sprint Nextel litigation.

(3)	Represents cash flows generated by operating and investing activities and excludes cash flows generated by financing activities.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their pay, options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in its proxy statements and distributed to the Company’s stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and may also be available for inspection and copying at prescribed rates. These reports, proxy statements and other information may also be obtained at www.sec.gov.

8.	Certain Information Concerning the Offeror and Sprint Nextel.

The Offeror.  The Offeror, a Delaware corporation and a wholly-owned subsidiary of Sprint Nextel, was newly organized in connection with the Merger Agreement, the Offer and the Merger and has not carried on any activities to date other than those incident to its formation, the execution of the Merger Agreement, and the commencement of the Offer. The Offeror has its principal executive offices at c/o Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. The telephone number for the Offeror is (800) 829-0965.

Sprint Nextel.  Sprint Nextel is a Kansas corporation. Sprint Nextel has its principal executive offices at 6200 Sprint Parkway, Overland Park, Kansas 66251. The telephone number for Sprint Nextel is (800) 829-0965.

Sprint Nextel is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of its targeted customer groups: individuals, small- to mid-sized businesses, large enterprises and government customers. Sprint Nextel has organized its operations to meet the needs of its targeted customer groups through focused communications solutions that incorporate the capabilities of its wireless and wireline services. Sprint Nextel is one of the three largest wireless companies in the United States based on the number of wireless subscribers. Sprint Nextel owns extensive wireless networks and a global long distance, Tier 1 Internet backbone.

The name, citizenship, business address, principal occupation or employment, and five-year employment history of each of the directors and executive officers of the Offeror and Sprint Nextel and certain other information are set forth in Schedule I to this Offer to Purchase. Except as described in this Offer to Purchase and in Schedule I to this Offer to Purchase, none of Sprint Nextel, the Offeror or, to the best knowledge of Offeror and Sprint Nextel, any of the persons listed on Schedule I to this Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

As of October 18, 2009, Sprint Nextel may be deemed to have beneficial ownership of 1,558,136 Shares, or approximately 9.4% of the outstanding Shares (based on representations of the Company provided as of October 18, 2009 and October 23, 2009), as a result of the obligations of the stockholders under the Stockholders Agreement to tender in the Offer or, under certain circumstances, in any Subsequent Offering Period, such number of Shares owned by them and to vote their Committed Shares (except for those Shares tendered pursuant to the Offer or any Subsequent Offering Period) in favor of the Merger, if necessary. Sprint Nextel disclaims beneficial ownership of these Shares. Except as provided in the Merger Agreement, the Stockholders Agreement or as otherwise described in this Offer to Purchase, (i) none of the Offeror, Sprint Nextel or, to the best knowledge of the Offeror and Sprint Nextel, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of the Offeror, Sprint Nextel or any of the persons so listed, beneficially owns or has any right to acquire any Shares, and (ii) none of the Offeror, Sprint Nextel or, to the best knowledge of the Offeror and Sprint Nextel, any of the persons or entities referred to above or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Stockholders Agreement or otherwise described in this Offer to Purchase, none of the Offeror, Sprint Nextel or, to the best knowledge of the Offeror and Sprint Nextel, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as described in this Offer to Purchase, none of the Offeror, Sprint Nextel or, to the best knowledge of the Offeror and Sprint Nextel, any of the persons listed on Schedule I to this Offer to Purchase, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. See Section 10.

Except as described in this Offer to Purchase, there have been no negotiations, transactions or material contacts between any of Offeror, Sprint Nextel or any of their respective subsidiaries or, to the best knowledge of the Offeror and Sprint Nextel, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

9.	Financing of the Offer and the Merger.

The Offer is not conditioned upon any financing arrangements. The Offeror estimates that the total amount of funds required to consummate the Offer and the Merger and to pay fees and expenses and other obligations related to the Offer and the Merger will be approximately $442,157,224. The Offeror will obtain all funds needed for the Offer and the Merger from Sprint Nextel. Sprint Nextel plans to obtain the funds for such capital contributions or advances from its available cash.

10.	Background of the Offer and Merger; Contacts with the Company.

Commercial Contacts

Background.  Beginning in the mid 1990s, certain subsidiaries of Sprint (“Sprint PCS”) established a nationwide wireless PCS network (the “Sprint PCS Network”). To establish the network, Sprint PCS obtained FCC licenses through several related entities to provide seamless, integrated voice and data services to customers using wireless technology. The Sprint PCS Network operates in the 1900 MHz band spectrum and uses code division multiple access, or CDMA, technology.

In certain smaller markets, Sprint PCS entered into agreements with independent companies referred to as PCS Affiliates, to build and operate a network carrying Sprint PCS services. The PCS Affiliates offer wireless services under Sprint’s brand on CDMA networks built and operated at the affiliates’ expense.

The Company is a holding company that operates as a PCS Affiliate through three wholly-owned subsidiaries, iPCS Wireless, Inc. (“iPCS Wireless”), Horizon Personal Communications, Inc. (“Horizon”) and Bright Personal Communications Services, LLC (“Bright”). Each PCS Affiliate enters into the following four major affiliation agreements with Sprint PCS: a management agreement, a services agreement and two trademark and service mark license agreements with different Sprint PCS entities. The Company’s affiliation agreements with Sprint PCS consist of three sets of the foregoing agreements, one set between Sprint PCS and each of the Company’s wholly-owned subsidiaries, iPCS Wireless, Horizon and Bright.

Under the affiliation agreements with Sprint PCS, the Company has the exclusive right to provide certain wireless mobility communications services in its territory and is granted a license to use certain Sprint brand names. Sprint PCS holds the spectrum licenses. The affiliation agreements with Sprint PCS require the Company to interface with the Sprint PCS network by building its network to operate on the frequencies licensed to Sprint in the 1900 MHz range. Pursuant to these affiliation agreements, from October 1, 2007 through September 30, 2009, Sprint Nextel made payments of approximately $194.7 million to the Company for usage of the Company’s network by customers of Sprint Nextel that reside outside of the Company’s territory and that travel into that territory. In addition, Sprint Nextel also made payments of approximately $36.4 million to the Company for wholesale usage of the Company’s network during that period. Also pursuant to these agreements, from October 1, 2007 through September 30, 2009, the Company made payments of approximately $140.5 million to Sprint Nextel for usage of the Sprint PCS Network by customers located within the Company’s service territory that travel outside the Company’s service area. The Company also made payments of approximately $108.8 million to Sprint Nextel for service bureau fees related to functions provided by Sprint Nextel to the Company such as customer care, billing and IT support during that period. Sprint Nextel also retained 8% of the revenue remitted by customers of the Company, totaling approximately $58.0 million, for the affiliation fees as set forth in the affiliation agreements during that period.

Management Agreements.  Under the Company’s management agreements with Sprint PCS, through its three operating subsidiaries, the Company has agreed to:

•	own, construct and manage a wireless personal communications services network in its territory in compliance with FCC license requirements and other technical requirements contained in the management agreements;

•	distribute Sprint PCS products and services;

•	use Sprint PCS’s and its own distribution channels in its territory;

•	conduct advertising and promotion activities in its territory; and

•	manage that portion of the wireless subscriber base assigned to its territory.

Sprint PCS has the right to monitor the Company’s wireless personal communications services network operations and the right to access its PCS network, including the right to test and monitor any of its facilities and equipment.

The initial term of iPCS Wireless’s management agreement commenced on January 22, 1999 and the initial terms of Horizon’s and Bright’s management agreements commenced on June 8, 1998 and October 13, 1999, respectively, and each continues for a period of 20 years. Following expiration of the initial term, the management agreements will automatically renew for three successive 10-year renewal periods (for a maximum of 50 years including the initial term), unless at least two years prior to the commencement of any renewal period either party notifies the other party that it does not wish to renew the applicable management agreement.

Services Agreements.  The services agreements outline the terms and conditions upon which Sprint Nextel performs various back office services for the Company for an additional fee. The “Sprint CCPU services” are support services provided by Sprint Nextel relating to billing, customer care, collections, network operations control center monitoring, national platform, information technology, interconnectivity, voice mail, directory assistance, operator services and roaming clearinghouse services. The “Sprint CPGA services” are services provided by Sprint Nextel relating to subscriber activation, credit verification, handset logistics and handset carrying, obsolescence and other costs.

Trademark and Service Mark License Agreements.  The Company has a non-transferable license to use, at no additional cost to the Company, the Sprint and Sprint PCS brand names and several other U.S. trademarks and service marks on Sprint products and services.

Each of the management agreements, services agreements and trademark and service mark license agreements is publicly available and is filed or incorporated by reference in an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. See “Available Information” under Section 7.

Certain Litigation

Stockholder Litigation

Two purported stockholder class action lawsuits relating to the Offer and the Merger were filed in the Illinois Circuit Court of Cook County, Chancery Division (the “Illinois Circuit Court”) on October 22, 2009 and October 23, 2009. Each lawsuit names the Company, Sprint Nextel, the Offeror, and each of the Company’s directors as defendants. Each lawsuit alleges, among other things, that the Company’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement and claims that the price per share fixed by the Merger Agreement is inadequate and unfair. Each lawsuit also alleges that Sprint Nextel, the Company and the Offeror aided and abetted such alleged breach of fiduciary duty by the Company’s directors. Each lawsuit seeks, among other things, class action status, an injunction prohibiting the consummation of the Merger, and monetary damages. Sprint Nextel and the Company intend to vigorously defend the actions. However, there can be no assurance as to the outcome of the litigation. An adverse preliminary or final judgment could have a material adverse effect on the completion of the Offer and the Merger.

Settlement Agreement and Mutual Release

In connection with entering into the Merger Agreement, Sprint Nextel, certain subsidiaries of Sprint Nextel, the Company and certain subsidiaries of the Company have entered into a Settlement Agreement and Mutual Release, dated as of October 18, 2009 (the “Settlement Agreement”), with respect to all of the litigation described below. Pursuant to the Settlement Agreement, on October 19, 2009 the parties filed agreed motions to stay certain litigation currently pending in the Illinois Circuit Court and the Appellate Court of Illinois, First Judicial District (the “Illinois Appellate Court”), and agreed orders effectuating a stay (subject to certain exceptions and conditions) of that litigation. The Illinois Circuit Court and the Illinois Appellate Court entered those orders on October 19, 2009 and October 20, 2009, respectively. The agreed motions to stay and agreed orders are attached as exhibits to the Settlement Agreement, a copy of which has been incorporated by reference as an exhibit to the Tender Offer Statement (“Schedule TO”) filed by the Offeror and Sprint Nextel with the Commission in connection with the Offer and is incorporated herein by reference. Upon the occurrence of a termination event under the Settlement Agreement, and in certain other circumstances, the stays of litigation will be vacated. The parties also have agreed to mutual releases to compromise and settle all disputes between them, including the claims asserted in the Sprint Nextel merger litigation, the Clearwire Transaction litigation and the Virgin Mobile transaction litigation. Those releases will become binding and effective at the time that the transactions contemplated by the Merger Agreement close.

Sprint Nextel Merger Litigation

Illinois Circuit Court.  On July 15, 2005, iPCS Wireless filed a lawsuit in the Illinois Circuit Court. The complaint alleged, among other things, that Sprint Corporation’s merger with Nextel Communications, Inc. (“Nextel”) would breach an exclusivity provision in iPCS Wireless’s Sprint PCS management agreement. After a twenty-five day trial, the Illinois Circuit Court issued its decision on August 14, 2006 and found that the Sprint Nextel merger breached the iPCS Wireless management agreement. On September 20, 2006, the Illinois Circuit Court issued a final order, mandating that Sprint Nextel and those acting in concert with it cease owning, operating and managing the Nextel network in iPCS Wireless’s service area within 180 days.

On September 28, 2006, Sprint Nextel appealed the Illinois Circuit Court’s ruling to the Illinois Appellate Court, and, at Sprint Nextel’s request, the Illinois Circuit Court’s ruling was stayed by the Illinois Appellate Court pending the appeal.

On March 31, 2008, the Illinois Appellate Court affirmed the decision of the Illinois Circuit Court. On May 2, 2008, Sprint Nextel filed a petition for leave to appeal with the Supreme Court of Illinois. On September 24, 2008, the Supreme Court of Illinois denied Sprint Nextel’s petition for leave to appeal the Illinois Appellate Court’s decision. On Sprint Nextel’s motion for reconsideration, the Illinois Supreme Court denied Sprint Nextel’s petition for leave to appeal on November 12, 2008, but directed the Illinois Circuit Court to modify its order of September 20, 2006 to grant Sprint Nextel 360 days (rather than 180 days) to comply with the Illinois Circuit Court’s order. The Illinois Supreme Court also directed the Illinois Circuit Court to provide that Sprint Nextel could seek an extension of the 360-day period upon a showing of good cause. On January 30, 2009, the Illinois Circuit Court entered its final order, as directed by the Illinois Supreme Court, providing that Sprint Nextel has until January 25, 2010 to comply with the order, and that Sprint Nextel may seek an extension of such deadline upon a showing of good cause. On October 19, 2009, the Illinois Circuit Court entered the agreed order staying the litigation.

Section 2-1401 Appeal.  On September 22, 2008, Sprint Nextel filed a petition for relief from the judgment in the Illinois Circuit Court Sprint Nextel merger litigation. The Illinois Circuit Court denied that petition on January 20, 2009. On February 18, 2009, Sprint Nextel appealed the Illinois Circuit Court’s January 20, 2009 decision. Sprint Nextel’s appeal is currently pending in the Illinois Appellate Court. On October 20, 2009, the Illinois Appellate Court entered an order staying the litigation.

Delaware Chancery Court.  On July 22, 2005, Horizon and Bright filed a lawsuit in the Delaware Court of Chancery. The complaint alleged, among other things, that the Sprint Nextel merger would breach an exclusivity provision in Horizon’s and Bright’s Sprint PCS management agreements. After a two week trial in January 2006, the Delaware chancery court entered a final order and judgment on September 7, 2006 granting Horizon and Bright an injunction prohibiting Sprint Nextel from using certain brands and marks in connection with its operation of the Nextel network or offering of Nextel products and services in Horizon’s and Bright’s service areas, but otherwise dismissing the plaintiffs’ claims. No party appealed the September 7, 2006 decision.

Clearwire Transaction Litigation

Delaware Chancery Court.  On May 7, 2008, Sprint Nextel filed a lawsuit in the Delaware Court of Chancery. Sprint Nextel’s complaint seeks a declaration that the May 7, 2008 transaction entered into by Sprint Nextel, Clearwire Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc., and Bright House Networks, LLC (the “Clearwire Transaction”) would not violate the exclusivity provision in iPCS Wireless’s, Horizon’s and Bright’s Sprint PCS management agreements. On July 14, 2008, the Delaware chancery court dismissed Sprint Nextel’s claims against Horizon and Bright for lack of personal jurisdiction. On October 8, 2008, the Delaware chancery court stayed Sprint Nextel’s remaining claims against the Company and iPCS Wireless.

Illinois Circuit Court.  On May 12, 2008, iPCS Wireless, Horizon and Bright filed a lawsuit in the Illinois Circuit Court. The iPCS parties sought a declaration that the Clearwire Transaction constitutes a breach of the exclusivity provision in their Sprint PCS management agreements, and an injunction barring Sprint Nextel from closing the Clearwire Transaction without modifying the transaction. On November 3, 2008, the iPCS parties filed an emergency motion for preliminary injunction in the Illinois Circuit Court seeking to enjoin the closing of the Clearwire Transaction. On November 17, 2008, the iPCS parties, Sprint Nextel and Clearwire entered into an agreed order and stipulation, whereby the iPCS parties agreed to voluntarily withdraw their motion for preliminary injunction without prejudice, in return for an assurance that Clearwire Corporation would provide the iPCS parties with 60 days notice prior to launching Clearwire service in their service areas and certain other concessions. The Clearwire Transaction closed on November 28, 2008.

On January 30, 2009, the iPCS parties amended their complaint against Sprint Nextel to add a claim that Sprint Nextel improperly withheld certain 4G/WiMAX technologies from the iPCS parties, which were transferred to Clearwire Corporation through the Clearwire Transaction. The amended complaint also seeks an injunction mandating that Sprint Nextel share 4G/WiMAX technology with the iPCS parties, as well as monetary damages. On April 30, 2009, the Illinois Circuit Court dismissed the iPCS parties’ claim for monetary damages.

On October 19, 2009, the Illinois Circuit Court entered the agreed order staying the litigation, subject to certain exceptions and conditions.

Virgin Mobile USA, Inc. Transaction Litigation

On September 10, 2009, iPCS Wireless, Horizon and Bright filed a lawsuit in the Illinois Circuit Court. The complaint seeks declaratory and injunctive relief with respect to Sprint Nextel’s proposed acquisition of a 100% interest in Virgin Mobile USA, Inc., which was announced on July 28, 2009. In conjunction with their complaint, the iPCS parties also filed a motion for preliminary injunction to bar the closing of the Virgin Mobile USA transaction, and a separate motion for expedited discovery. The Illinois Circuit Court set a hearing date of November 2, 2009 for the iPCS parties’ motion for preliminary injunction, and granted the iPCS parties’ request for expedited discovery. Sprint Nextel filed a motion to dismiss the iPCS parties’ complaint on September 22, 2009. That motion is fully briefed and the Illinois Circuit Court heard arguments on that motion on October 8, 2009. On October 19, 2009, the Illinois Circuit Court entered an order staying the litigation.

Background to the Offer/Merger

In mid-September 2007, Sprint Nextel and the Company had preliminary discussions regarding a potential acquisition of the Company by Sprint Nextel. During the course of these discussions, Paul Saleh, the then Chief Financial Officer of Sprint Nextel, suggested to Timothy M. Yager, the Company’s Chief Executive Officer, that Sprint Nextel might be prepared to take steps toward acquiring the Company for a nominal premium to the then-current market price. On September 20, 2007, the Board of Directors of the Company, together with UBS Securities LLC (“UBS”), a financial advisor to the Company, and Mayer Brown LLP, the Company’s legal counsel, met to discuss and consider these developments. By September 30, 2007, these preliminary discussions between the Company and Sprint Nextel had terminated. No due diligence information was exchanged in the context of these discussions.

From time to time following such discussions through October 2008, Douglas B. Lynn, Sprint Nextel’s Vice President — Corporate Development, and Mr. Yager engaged in periodic communications to discuss the relationship between the parties generally, including the various agreements in place between Sprint Nextel and the Company and the pending lawsuits between Sprint Nextel and the Company. No substantive acquisition discussions occurred during this time and no information was exchanged.

On May 7, 2008, Sprint Nextel entered into a transaction with Clearwire Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc., and Bright House Networks, LLC (the “Clearwire Transaction”) and initiated a lawsuit against the Company in Delaware seeking a declaration that the Clearwire Transaction would not constitute a breach of the agreements between Sprint Nextel and the Company. On May 12, 2008, the Company filed a similar action in Illinois seeking a declaration that the Clearwire Transaction would constitute a breach of the agreements between Sprint Nextel and the Company, and requesting an injunction barring the closing of the Clearwire Transaction without certain modifications.

In October 2008, Sprint Nextel evaluated a potential acquisition of the Company during discussions with its financial advisor, Citigroup Global Markets Inc. (“Citi”).

At a meeting of Sprint Nextel’s Board of Directors on November 4, 2008, Keith O. Cowan, Sprint Nextel’s President of Strategic Planning and Corporate Initiatives and the Acting President of CDMA, discussed the possible acquisition of the Company during a presentation regarding various potential investment opportunities for Sprint Nextel.

On November 14, 2008, Mr. Lynn spoke to Mr. Yager and proposed to acquire all of the outstanding shares of the Company for $10.00 per share, payable in cash. In addition, Mr. Lynn indicated that Sprint Nextel proposed to structure the acquisition as a tender offer followed by a merger. Mr. Lynn also stated that Sprint Nextel could finance the transaction with existing cash on hand. The Sprint Nextel proposal was contingent on confirmatory due diligence and the execution of mutually acceptable definitive agreements.

On November 19, 2008, Mr. Yager called Mr. Lynn to say that the Board of Directors of the Company had met to review Sprint Nextel’s proposal with the assistance of its financial and legal advisors and had determined that Sprint Nextel’s proposal was unacceptable and did not warrant further discussions.

On December 4, 2008, Mr. Lynn sent a letter to the Board of Directors of the Company summarizing Sprint Nextel’s prior proposal and encouraging the Board of Directors to reconsider the Company’s position and engage in discussions with Sprint Nextel. The letter also stated that Sprint Nextel looked forward to continuing its commercial relationship with the Company for the remaining term of the affiliate agreements.

On December 11, 2008, Mr. Yager sent a letter to Mr. Lynn stating that Sprint Nextel’s proposal had been discussed with the Board of Directors of the Company, select stockholders, outside legal counsel and the financial advisors of the Company. The letter further stated that, following such discussions, the Board of Directors had instructed Mr. Yager to reiterate its conclusion that Sprint Nextel’s proposal underestimated the value of the Company and did not serve as a basis for further discussion or merit a specific counterproposal.

On December 18, 2008, Mr. Lynn responded by letter to Mr. Yager notifying the Company that Sprint Nextel was withdrawing its proposal to acquire the outstanding shares of the Company and stating that on a timely basis it would take the necessary steps to comply with the Illinois court order requiring Sprint Nextel to cease owning, operating and managing the Nextel wireless network in certain of the Company’s territories. The letter reiterated that Sprint Nextel looked forward to continuing its commercial relationship with the Company for the remaining term of the affiliate agreements.

On January 30, 2009, the Circuit Court of Cook County, Illinois issued a final order requiring that Sprint Nextel cease to own, operate or manage the Nextel wireless network in certain of the Company’s territories by January 25, 2010, subject to Sprint Nextel’s ability to request an extension of this deadline (the “iDEN Order”).

From February 2009 through June 2009, Mr. Cowan, Mr. Lynn and Mr. Yager engaged in periodic communications with respect to various matters regarding the relationship between the two companies. No specific acquisition proposals were discussed or made during this time period.

On April 30, 2009, the Circuit Court of Cook County, Illinois dismissed claims brought by the Company in the Clearwire litigation for lost profits and consequential damages, but denied Sprint Nextel’s partial motion to dismiss certain other claims in that litigation relating to 4G technology.

On June 11, 2009, Mr. Cowan called Mr. Yager to inform him that Sprint Nextel intended to divest its iDEN assets in certain of the Company’s territories (the “iDEN Divestiture Process”) in order to comply with the iDEN Order.

On June 12, 2009, Sprint Nextel publicly announced the iDEN Divestiture Process.

Also on June 12, 2009, representatives of Morgan Stanley, on behalf of the Company, contacted representatives of Citi, Sprint Nextel’s financial advisor, to request participation by the Company in the iDEN Divestiture Process. Sprint Nextel declined to permit the Company to participate in the process because of the competitive relationship between the Company and Sprint Nextel’s iDEN business and the ongoing litigation between Sprint Nextel and the Company.

On July 9, 2009, Sprint Nextel received eighteen first round, non-binding proposals for the assets being sold in the iDEN Divestiture Process. After the receipt of the proposals, Sprint Nextel revised the preliminary terms of the transaction. On July 29, 2009, Sprint Nextel received fifteen revised first round, non-binding proposals for the assets being sold in the iDEN Divestiture Process. Based on these proposals, Sprint Nextel and Citi selected a number of parties to proceed with due diligence on the iDEN assets in certain of the Company’s territories.

On July 28, 2009, Sprint Nextel announced its proposed acquisition of Virgin Mobile USA.

On August 20, 2009, representatives of Citi and Morgan Stanley met to discuss certain valuation benchmarks related to the Company and other aspects of the relationship between the Company and Sprint Nextel. Among other matters that were discussed, Citi communicated Sprint Nextel’s views with respect to the risks to the Company of continuing to operate on a standalone basis.

In late August 2009, a representative of UBS, a financial advisor to the Company, had a discussion with Mr. Cowan with respect to a potential transaction. During this discussion, Mr. Cowan suggested on a preliminary basis that the Sprint Nextel valuation of the Company was a dollar amount in the low teens per share, and if there were significant new areas of value or synergies, the valuation might increase to a $18.00 to $20.00 per share range.

On September 2, 2009, representatives of Citi, Morgan Stanley and UBS met to discuss a potential transaction between the Company and Sprint Nextel. Among other matters that were discussed, representatives of Citi outlined the potential risks and challenges that Sprint Nextel believed to be facing the Company, including (1) that the Company did not have a prepaid offering, (2) that the amount at which the Company was obligated to reimburse Sprint Nextel for the cost of providing certain back office services was scheduled to be reset in 2011 by giving notice in 2009, and that it was likely that such CCPU rates would increase substantially from current levels, (3) that the Company was engaged in litigation with respect to 4G technology, (4) that Sprint Nextel was seriously contemplating providing the Company’s iPCS Wireless subsidiary with a notice of nonrenewal under the parties’ existing agreements in the near future which would result in the relationship between Sprint Nextel and iPCS Wireless terminating and would leave the Company with a Sprint Nextel affiliation agreement for only half of its territories, (5) that the Company’s net travel position with Sprint Nextel was rapidly declining and the Company was losing roaming revenues, (6) that the current level of capital expenditures was not sustainable, (7) that the Company’s level of gross adds, and in particular those gross adds coming from Nextel iDEN subscribers, was unsustainable, and (8) that in light of the potential receipt of a notice of nonrenewal it might be difficult for the Company to refinance its debt on acceptable terms when it came due in 2013 and 2014. Citi suggested that these risks, taken together, may result in a valuation lower than $18.00 to $20.00 per share. Representatives of UBS and Morgan Stanley indicated that the price at which the Company was willing to enter into a transaction was below $30.00 per share but well above $20.00 per share, and if Sprint Nextel expected to acquire the Company for less than $20.00 per share, there was no basis for further discussions.

On September 4, 2009, representatives of Citi contacted Morgan Stanley and UBS to indicate that Sprint Nextel was not prepared to move forward in discussions regarding a transaction with the Company given the sizable gap in views of the Company’s value. During this discussion, Citi strongly suggested to the Company’s advisors that if the Company wanted discussions with respect to a potential acquisition to continue, the Company should make a “best and final” offer of a price that it would be willing to accept.

On September 10, 2009, the Company initiated a lawsuit against Sprint Nextel in connection with Sprint Nextel’s proposed acquisition of Virgin Mobile USA.

On September 11, 2009, there was a call between Mr. Cowan and Mr. Yager. During this call, Mr. Yager informed Mr. Cowan of the Virgin Mobile USA lawsuit and discussed valuation of the Company in the context of a potential transaction. Mr. Yager said that, in response to the recommendation provided by Sprint Nextel’s financial advisor, Mr. Yager had obtained the authority of the Board of Directors to provide a “best and final” offer of $24.50 per share. Mr. Cowan and Mr. Yager acknowledged the considerable gap in valuation.

On September 17, 2009, Mr. Cowan and Mr. Yager met in Chicago. Mr. Cowan told Mr. Yager that based on recent due diligence and synergies Sprint Nextel was willing to pay $20.00 per share in an acquisition of the Company.

On September 22, 2009, Mr. Cowan communicated to Mr. Yager that Sprint Nextel was still considering value and needed to conduct additional due diligence. Mr. Yager reiterated that, as requested by Sprint Nextel, the Company’s Board of Directors had authorized him to make a “best and final” proposal of $24.50 per share and he was not authorized to, nor inclined to, negotiate a value lower than $24.50. Nonetheless, Mr. Yager told Mr. Cowan that the Company was willing to facilitate Sprint Nextel conducting due diligence in an effort to determine if Sprint Nextel could increase its valuation.

On September 23, 2009, Sprint Nextel received eight final round proposals for the assets being sold in the iDEN Divestiture Process.

On September 25, 2009, Sprint Nextel and the Company executed a confidentiality agreement to facilitate the Company providing Sprint Nextel with access to non-public information concerning the Company.

On September 29, 2009, representatives of Sprint Nextel and Citi attended a due diligence meeting with representatives of the Company, UBS and Morgan Stanley.

During the period from September 30, 2009 to October 18, 2009, follow-up due diligence information was provided by the Company, UBS and Morgan Stanley to Sprint Nextel, Citi and legal advisors to Sprint Nextel.

On October 2, 2009, Mr. Cowan called Mr. Yager and said that he was prepared to present an offer to acquire the Company for $22.50 per share to the Finance Committee of Sprint Nextel’s Board of Directors. Mr. Cowan suggested that the transaction be structured as a tender offer and requested that the Company seek agreements from Apollo Investment Fund IV, L.P. and one of its affiliates (“Apollo”), a large shareholder of the Company, and certain executive officers and directors of the Company that such stockholders, executive officers and directors tender their Shares, and, if applicable, vote their Shares in favor of the Merger and the other transactions contemplated by the Merger Agreement.

On October 4, 2009, Mr. Cowan called Mr. Yager and confirmed that the Finance Committee of Sprint Nextel’s Board of Directors would consider a transaction at $22.50 per share. Mr. Cowan reiterated the requirement that Apollo and certain executive officers and directors provide lock-up agreements.

On October 5, 2009, Mr. Yager and Mr. Cowan had another discussion with respect to the potential transaction and the valuation with respect thereto. Mr. Yager reiterated to Mr. Cowan that the Company’s Board of Directors had provided a “best and final” offer as Sprint Nextel had requested and was very reluctant to move off that price.

On October 6, 2009, Mr. Yager called Mr. Cowan and told him that he had spoken to the Company’s directors and that, after much discussion, they were willing to accept $24.00 per share in order to reach an agreement. Mr. Cowan responded that he would need to discuss this proposal with the Chairman of the Finance Committee of Sprint Nextel’s Board of Directors.

On October 9, 2009, Mr. Cowan called Mr. Yager and told him that he intended to recommend to Sprint Nextel’s Finance Committee a transaction to acquire the Company for $24.00 per share.

On October 12, 2009, at a meeting, Sprint Nextel’s Finance Committee agreed to recommend to Sprint Nextel’s Board of Directors a transaction to acquire the Company for $24.00 per share. On October 13, 2009, Mr. Cowan and Mr. Yager spoke by telephone. Mr. Cowan told Mr. Yager that Sprint Nextel’s Finance Committee had agreed to recommend to Sprint Nextel’s Board of Directors a transaction to acquire the Company for $24.00 per share on the condition that the Company pay a termination fee to Sprint Nextel should less than a majority of the shares of the Company be tendered in the transaction. Mr. Cowan also reiterated the requirement that Apollo and certain executive officers and directors provide lock-up agreements. The closing price of the shares of the Company on October 13, 2009 was $17.86.

Also, on October 13, 2009, King & Spalding LLP, legal counsel to Sprint Nextel, sent a draft Merger Agreement to the Company and its advisors. King & Spalding also sent a draft Stockholders Agreement, providing the terms and conditions upon which Apollo and the selected executive officers and directors would agree to tender their shares of the Company and, if applicable, vote their shares of the Company in favor of the Merger and the other transactions contemplated by the Merger Agreement. A draft Settlement Agreement was also distributed, which provided for a stay of the litigation between the Company and Sprint Nextel until the transaction was completed and releases of both parties after the transaction was completed.

Starting on October 14, 2009, King & Spalding and Mayer Brown had extensive discussions with respect to various aspects of the proposed Merger Agreement, including the conditions to the Offer, the events upon which the Merger Agreement could be terminated (including whether the Company would have the right to terminate the agreement in order to accept a superior proposal), the size of the termination fee that would be payable by the Company to Sprint Nextel under certain circumstances and the circumstances under which the termination fee would be payable (including whether the termination fee would be payable if less than a majority of the shares were tendered in the transaction). Legal counsel also had extensive discussions with respect to the terms and conditions of the Settlement Agreement and the Stockholders Agreement.

Over the next several days, legal counsel continued to exchange drafts of the transaction documents and have extensive negotiations about various issues, including the regulatory conditions to the Offer, the treatment of the Company’s restricted stock and options in the transaction, and the amount of and triggers for the termination fee.

On October 18, 2009, both Sprint Nextel’s Board of Directors and the Board of Directors of the Company approved the terms of the transaction between Sprint Nextel and the Company. Representatives of UBS and Morgan Stanley then reviewed their previous discussions with the Board of Directors of the Company regarding potential strategic alternatives and valuation issues. Representatives of UBS and Morgan Stanley then made a joint presentation to the Board of Directors of the Company as to the fairness of the Offer Price in the proposed transaction from a financial point of view. UBS then delivered its oral opinion to the Company that as of the date of its opinion, October 18, 2009, based on and subject to various assumptions, matters considered and limitations described in its written opinion, the Offer Price to be received by the holders of Company Common Stock in the Offer was fair, from a financial point of view, to such holders, and UBS subsequently delivered its written opinion with respect thereto. Also, Morgan Stanley delivered its oral opinion to the Company that, based on and subject to certain assumptions, qualifications and limitations, the consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, and Morgan Stanley subsequently delivered its written opinion with respect thereto. Following the board meetings, Sprint Nextel, the Offeror, the Company and certain of their affiliates and stockholders executed the Merger Agreement, Settlement Agreement and Stockholders Agreement.

The parties issued a joint press release announcing the transaction on the morning of October 19, 2009.

11.	The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement.

The following is a summary of the material terms of the Merger Agreement, as modified by the Consent and Waiver (as defined below), the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement, a copy of each of which has been filed or incorporated by reference as an exhibit to the Schedule TO and is incorporated herein by reference. This summary is qualified in its entirety by reference to these agreements as filed or incorporated by reference in the Schedule TO.

The Merger Agreement is described in this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Sprint Nextel or their respective businesses. Accordingly, the description of the provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Offer to Purchase and in the documents incorporated by reference into this Offer to Purchase and the Schedule TO.

The Merger Agreement

The Offer.  The Merger Agreement provides that the Offeror will commence the Offer as promptly as practicable, but in no event later than October 28, 2009. Promptly after the scheduled or extended Expiration Date, the Offeror will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer, provided that (i) the Minimum Tender Condition has been satisfied, (ii) any waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer has expired or has been terminated prior to the expiration of the Offer, and (iii) certain other terms and conditions that are described in Section 15 have been satisfied or waived.

The Offeror expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, the Offeror may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend or waive the Minimum Tender Condition, (iv) add any other conditions to the Offer or modify the existing conditions to the Offer, (v) change the form of consideration payable in the Offer, (vi) extend the Offer (except as described below) or (vii) otherwise amend or modify the Offer in any manner adverse to the Company’s stockholders. The rights reserved by the Offeror in this paragraph are in addition to the Offeror’s rights to terminate the Offer, as further described in Section 15.

Under the terms of the Merger Agreement, the Offeror may, but is not obligated to, without the consent of the Company, (i) extend the Offer in increments of not more than five business days each if, at the scheduled Expiration Date, any of the conditions to the Offer are not satisfied, until the conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Commission’s staff applicable to the Offer and (iii) extend the Offer for a period of time not to exceed ten business days, if at the scheduled Expiration Date, the Board of Directors has withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, its approval or recommendation of the Offer or the Merger. However, if at a scheduled Expiration Date the only remaining unsatisfied condition to the Offer is the receipt of the consent of the FCC for the transfer of control of the FCC License and the approval by the FCC of the transfer of control application for the 214 FCC License (as defined below) (provided that a final order is not required), then the Offeror will be permitted to extend the Offer for up to two additional five business day periods (but in no event to a date later than the business day immediately prior to the Outside Date) in order to provide additional time to obtain FCC consent to the transfer of control of the FCC License or FCC approval of the transfer of control application for the 214 FCC License, as the case may be. At the end of the last of such five business day periods (the “Final Extension Period”), the Company, at the request of the Offeror, will be required to abandon the FCC License or the 214 FCC License, as the case may be, and the Offeror will waive the condition and consummate the Offer on the last day of the Final Extension Period, provided that all other conditions to the Offer are satisfied at that time. The FCC License and required approvals are described in Section 16. In addition, if at the Expiration Date any condition to the Offer is not satisfied, the Offeror will extend the Offer at the request of the Company for such periods as the Company may request. However, the Offeror is not required to extend the Offer beyond the Outside Date.

Furthermore, the Offeror may, and if requested by the Company must, make available a Subsequent Offering Period as described in Section 1. Notwithstanding the foregoing, if at any time consummation of the Offer is not practicable due to (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, consummation of the Offer will be delayed until these events no longer make it impracticable to consummate the Offer. The Offeror will not terminate the Offer prior to a scheduled Expiration Date without the prior written consent of the Company unless the Merger Agreement is terminated in accordance with its terms. If the Merger Agreement is terminated, the Offeror will promptly terminate the Offer and will not acquire any Shares pursuant to the Offer. If the Offer is terminated by the Offeror, or the Merger Agreement is terminated prior to the Offeror’s acquisition of the Shares pursuant to the Offer, the Offeror will promptly return all tendered Shares that have not been purchased in the Offer to the registered holders thereof.

The Merger.  Subject to the terms and conditions of the Merger Agreement (including those described in Section 15) and in accordance with the DGCL, at the Effective Time, the Offeror will be merged with and into the Company. As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Sprint Nextel and the separate corporate existence of the Offeror will cease.

At the Effective Time, each Share (other than Dissenting Shares (as defined below)) issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), subject to any required withholding taxes and without interest, payable to the holder of such share upon surrender of the appropriate Share Certificate. At the Effective Time, each Share converted pursuant to the previous sentence will be cancelled and no longer exist. Each Share issued and outstanding immediately prior to the Effective Time that is owned by Sprint Nextel or the Offeror and each Share owned by the Company as treasury stock will be canceled and no payment will be made with respect to such Shares. Each Share held by stockholders who have not voted in favor of, or consented in writing to, the Merger and who have properly demanded and perfected in writing dissenters’ rights with respect to such Shares in accordance with the DGCL will be converted automatically into the right to receive the fair value of the Shares from the Company as determined to be due under Section 262 of the DGCL. Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted into one share of the Surviving Corporation.

Options and Restricted Stock.  All outstanding Company Options that are not exercised before the time that tendered Shares are accepted for payment pursuant to the Offer (the “Appointment Time”) will terminate and be cancelled at the Appointment Time. The Company will pay, immediately after the Effective Time in exchange for the cancellation of the Company Options, to the holder of each outstanding Company Option an amount in cash determined by multiplying (a) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Company Option by (b) the number of Shares such holder had the right to purchase at the Appointment Time, less any withholding taxes and without interest. The Appointment Time will constitute a change in control for purposes of the Company Stock Plans, except that no holder’s right to exercise a Company Option will accelerate and fully vest at the Appointment Time unless he or she is employed (either as an employee, director or consultant) by the Company or any of its subsidiaries at the Appointment Time (unless otherwise required by the terms of any award agreement evidencing a Company Option or any employment agreement between the Company (or any of its affiliates) and an optionholder). The committee administering each of the Company Stock Option Plans will not exercise any discretion to take any action with respect to any Company Option except for the action expressly called for in the Merger Agreement.

Immediately after the Appointment Time, each Restricted Share granted under the Company Stock Option Plans, the restrictions of which have not lapsed immediately prior to the Appointment Time, will become fully vested.

Stockholder Meeting; Proxy Statement.  The Merger Agreement provides that the Company will, as soon as practicable following the consummation of the Offer, duly call and hold a stockholders’ meeting for the purpose of voting on the adoption of the Merger Agreement (the “Stockholders’ Meeting”). In connection therewith, the Company has agreed to solicit proxies from holders of Shares entitled to vote at the Stockholders’ Meeting in favor of the Merger Agreement and will take all other actions reasonably necessary to secure the vote or consent of such holders required by the DGCL or the Merger Agreement to effect the Merger. In connection with the Stockholders’ Meeting, Sprint Nextel and the Company will jointly prepare, and the Company will file with the Commission, a proxy statement of the Company. However, if the Offeror acquires at least 90% of the outstanding Shares in the Offer and any Subsequent Offering Period, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the later of (1) the expiration date of the Offer, and (2) the expiration of any Subsequent Offering Period, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL, except that in the event that the Offeror shall have exercised the Top-Up Option and purchased the Top-Up Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL on the business day immediately following the date of that the Offeror purchases the Top-Up Shares.

Top-Up Option.  The Company has granted to the Offeror the Top-Up Option to purchase the Top-Up Shares. However, in no event will the Top-Up Option be exercisable for a number of Shares in excess of the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares. The Top-Up Option terminates upon the earlier of: (i) the fifth business day after the later of (a) the expiration date of the Offer and (b) the expiration of any Subsequent Offering Period; and (ii) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option will not be exercisable until the Offeror has accepted for payment the Shares tendered pursuant to the Offer and all shares tendered in any Subsequent Offering Period and will not be exercisable if the Minimum Tender Condition is waived.

The Offeror may pay the Company the aggregate price required to be paid for the Top-Up Shares either (1) entirely in cash, or (2) at the Offeror’s election, by:

•	paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares; and

•	executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less any amount paid in cash.

Any such promissory note will be full recourse against Sprint Nextel and the Offeror and (1) will bear interest at the rate of 2% per annum, (2) will mature on the first anniversary of the date of execution and delivery of such promissory note and (3) may be prepaid, in whole or in part, without premium or penalty.

The Merger Agreement provides that the maximum number of shares issuable pursuant to the Top-Up Option will not exceed the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under all outstanding stock options, restricted stock and any other rights to acquire Shares as if such Shares were outstanding). These limitations have the effect of increasing the number of shares that must be tendered before the Offeror is permitted to exercise the Top-Up Option.

Board Recommendation; Competing Acquisition Proposals.  Except as described below, in connection with the Offer, the Merger and the Stockholders’ Meeting, the Board of Directors will recommend to the Company’s stockholders to (i) vote in favor of the adoption of the Merger Agreement, and (ii) tender their Shares pursuant to the Offer. Neither the Board of Directors nor any committee thereof will, except as expressly permitted in the Merger Agreement, (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, the approval or recommendation of the Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction (as defined below) (any action described in clause (i) above or in this clause (ii) being referred to as an “Adverse Recommendation Change”) or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (other than a confidentiality agreement) (each, an “Acquisition Agreement”) related to any transaction involving an Acquisition Proposal from a third party (an “Alternative Transaction”). The Merger Agreement defines an “Acquisition Proposal” as any proposal with respect to (i) a transaction pursuant to which any person (or group of persons) other than Sprint Nextel or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding Shares or of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise (other than the Offer), (ii) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Company (other than the Merger), or any of its subsidiaries, pursuant to which any person or group of persons (other than Sprint Nextel or its affiliates) party thereto, or its stockholders, owns or would own more than 20% of the outstanding Shares or the outstanding voting power of the Company or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (iii) any transaction pursuant to which any person (or group of persons) other than Sprint Nextel or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Company’s subsidiaries and securities of the entity surviving any merger or business combination involving any of the Company’s subsidiaries) of the Company or any of its subsidiaries representing more than 20% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction.

Notwithstanding the foregoing, the Board of Directors may make an Adverse Recommendation Change if, prior to the Appointment Time, the Board of Directors determines in good faith, after receipt of advice from outside counsel, that such action is required to comply with its fiduciary duties to the Company’s stockholders under applicable Delaware law, but only at a time that is after the third business day following Sprint Nextel’s receipt of notice that (i) the Board of Directors of the Company has received a Superior Proposal (as defined below) or an Acquisition Proposal that is reasonably likely to be a Superior Proposal, or (ii) it is reasonably likely that an Intervening Event (as defined below) has occurred. During such three-business day period, the Company shall provide an opportunity for Sprint Nextel to propose such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with its recommendation to the Company’s stockholders without an Adverse Recommendation Change, except that any such proposed adjustment shall be at the discretion of Sprint Nextel at the time. Notwithstanding any other provision of the Merger Agreement, after the Appointment Time, the Company must still submit the Merger Agreement to the Company’s stockholders.

A “Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Alternative Transaction that the Board of Directors determines in its good faith judgment (after obtaining the advice of an independent financial advisor) to be more favorable to the Company’s stockholders than the Offer and the Merger, taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors, after obtaining the advice of such independent financial advisor, the third party is reasonably able to finance the transaction, and any proposed changes to the Merger Agreement that may be proposed by Sprint Nextel in response to such Alternative Transaction).

An “Intervening Event” means an event, unknown to the Board of Directors as of the date of the Merger Agreement, which becomes known prior to the Appointment Time and which causes the Board of Directors to determine in good faith, after obtaining the advice of outside counsel and an independent financial advisor, that its failure to effect an Adverse Recommendation Change would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Delaware law, except that in no event will the receipt, existence or terms of any Superior Proposal or Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

Other Offers.  The Company will not, nor will it authorize or permit any of its subsidiaries or representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal, or (ii) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company, however, may enter into discussions or negotiations with, or provide information to, a third party that makes an unsolicited Acquisition Proposal prior to the Appointment Time, provided that the Board of Directors (i) after obtaining the advice of independent outside legal counsel, determines in good faith that such action is required in order for the Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Delaware law, (ii) receives a confidentiality agreement from the third party, the terms of which are no less favorable to the Company than those set forth in the confidentiality agreement between the parties and (iii) after obtaining the advice from the Company’s independent financial advisor, determines in good faith that the proposal is reasonably likely to lead to a Superior Proposal. The Company must provide prompt (and at least within 24 hours) oral and written notice to Sprint Nextel of (i) the receipt of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, (ii) the material terms and conditions of any Acquisition Proposal or inquiry, (iii) the identity of the person or entity making any Acquisition Proposal or inquiry and (iv) the Company’s intention to furnish information to, or enter into discussions or negotiations with, the person or entity. The Company must continue to promptly keep Sprint Nextel reasonably apprised of the status and material changes to the terms of any Acquisition Proposal or inquiry.

Company Board Representation.  The Merger Agreement provides that, if requested by the Offeror, promptly following the Appointment Time and from time to time thereafter, the Company will take all actions necessary, including increasing the size of the Board of Directors or causing the resignation of incumbent directors of the Company, to cause such number of persons designated by the Offeror (rounded up to the nearest whole number) to become directors of the Company as will give the Offeror’s designees representation on the Board of Directors in a percentage equivalent to the Offeror’s and Sprint Nextel’s percentage ownership of the outstanding Shares as of such time. The Company’s obligation to appoint the Offeror’s designees will be subject to Section 14(f) of the Exchange Act.

In addition, Sprint Nextel, the Offeror and the Company have agreed to use their respective reasonable best efforts to ensure that at least two members of the Board of Directors will be the Company’s directors who (i) were directors on the date of the Merger Agreement, (ii) are not officers of the Company and (iii) are independent directors for purposes of continuing listing requirements of NASDAQ (the “Continuing Directors”) or persons designated by the Continuing Directors at all times following the Appointment Time and prior to the Effective Time. If at any time there are less than two Continuing Directors in office, the Board of Directors of the Company will cause the person meeting the criteria of a Continuing Director and designated by the remaining Continuing Director to fill such vacancy. If no Continuing Directors remain, the other directors of the Company in office will designate two persons meeting the criteria of a Continuing Director to fill such vacancies (who will not be directors, officers, employees or affiliates of Sprint Nextel or the Offeror). The Merger Agreement further provides that, from and after the time, if any, that the Offeror’s designees constitute a majority of the Board of Directors of the Company and prior to the Effective Time, any amendment of the Merger Agreement; any termination of the Merger Agreement by the Company; any extension by the Company of the time for the performance of any of the obligations of Sprint Nextel or the Offeror under the Merger Agreement; or any waiver of any condition to the Company’s obligations or the Company’s rights under the Merger Agreement or any action that adversely affects the Company’s stockholders (other than Sprint Nextel or the Offeror) will require the approval of a majority of the Continuing Directors. Following the Appointment Time and prior to the Effective Time, neither Sprint Nextel nor the Offeror will take any other action to remove any Continuing Director.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of Sprint Nextel, the Offeror and the Company, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including representations and warranties by the Company concerning: the Company’s organization and standing; capitalization; the Board of Directors’ approval of the Merger Agreement and the Offer and the transactions contemplated by the Merger Agreement; the lack of conflicts with the Company’s certificate of incorporation, bylaws or contracts or applicable law; required filings and consents; compliance with laws; licenses and permits; reports, financial statements and internal controls; absence of certain changes or events; taxes; title to assets; change of control agreements; litigation; contracts and commitments; employee benefit plans; labor and employment matters; environmental compliance; intellectual property; undisclosed liabilities; related party transactions; brokers; anti-takeover provisions; and Company indentures.

Commercially Reasonable Efforts; Support for Offer and Merger; Regulatory Filings.  The Merger Agreement provides that each party will use its commercially reasonable efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Promptly after the date of the Merger Agreement, the Company and Sprint Nextel will prepare and file with the FCC an application requesting its approval of the transfer of control of the FCC License. The Company and Sprint Nextel will diligently take or cooperate in the taking of all steps that are necessary or appropriate to prosecute the FCC approval application and to obtain the grant of the approval application as expeditiously as reasonably practicable. Sprint Nextel and the Offeror will make all filings required under the HSR Act in connection with the transactions contemplated by the Merger Agreement within seven days of the date of the Merger Agreement. The Company and Sprint Nextel will coordinate efforts and cooperate with each other to promptly prepare and file all documentation necessary to obtain any state public service commission approvals required as a result of the transactions contemplated by the Merger Agreement. If prior to the Effective Time, the Company or any of its subsidiaries is awarded any grant applied for under the Rural Utilities Service (the “RUS”) Broadband Initiatives Program or the National Telecommunications and Information Administration (the “NTIA”) Broadband Technology Opportunities Program, the Company or any such subsidiary will immediately notify the Offeror of the award and will immediately surrender the grant if any of the following occur: (i) if the coordination with the Offeror and Sprint Nextel to effect the transfer of control for the grant would result in a delay of the consummation of the

Offer or the Merger, or (ii) if RUS or NTIA impose an unreasonable obligation on the Company or any of its subsidiaries as the awarded grant recipient (such reasonableness to be the sole determination of the Offeror). Furthermore, the Company will (i) take all commercially reasonable actions necessary to ensure that no state antitakeover statute or similar statute or regulation is or becomes operative with respect to the Merger Agreement, the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (ii) if any state antitakeover statute or similar statute or regulation is or becomes operative with respect to the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement, take all commercially reasonable actions necessary to ensure that the Merger Agreement, the Offer, the Merger and any other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Stockholder Litigation.  The Company or Sprint Nextel will give the other party the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors or Sprint Nextel and its directors, as the case may be, relating to the transactions contemplated by the Merger Agreement or the Merger. However, no such settlement will be agreed to without Sprint Nextel’s consent, which consent will not be unreasonably withheld, conditioned or delayed.

Public Announcements.  Except as required by applicable law or any listing agreement with a national securities exchange or trading system to which Sprint Nextel or the Company is a party, the Merger Agreement provides that Sprint Nextel and the Company will consult with the other prior to issuing a press release or otherwise making any public statements with respect to the Offer, the Merger Agreement or the Merger. However, this requirement of the Merger Agreement will terminate if the Company makes an Adverse Recommendation Change.

Access to Information; Confidentiality.  From the date of the Merger Agreement to the Effective Time, the Company will afford Sprint Nextel and the Offeror reasonable access to the officers, employees, agents, properties, offices and other facilities and the books and records of the Company and its subsidiaries. The Company will furnish Sprint Nextel and the Offeror with all financial, operating and other data and information as Sprint Nextel or the Offeror may reasonably request, except in each case with respect to any document or other information (i) with respect to any potential or current litigation between the Company and its subsidiaries, on the one hand, and Sprint Nextel or any of its affiliates, on the other hand, that is subject to an attorney-client privilege or other privilege or constitutes attorney work product, or (ii) reasonably determined by the Company to relate to the litigation that is the subject of the Settlement Agreement or that relates to bona fide operational disputes between Sprint Nextel and the Offeror. In addition, during this time, in order to facilitate transition planning and post-closing integration issues, the Company has agreed to make available to Sprint Nextel’s representatives office space and secretarial and other administrative services as reasonably requested by Sprint Nextel.

Benefits Continuation, Severance.  From and after the Effective Time and for not less than twelve months thereafter, subject to the terms and conditions of the Merger Agreement, Sprint Nextel, the Company and the Surviving Corporation will provide, or cause their subsidiaries to provide, employee benefits that are substantially comparable in the aggregate to those provided under the Company’s employee benefit plans (other than the Company Stock Option Plans) in effect on the date of the Merger Agreement for the employees of the Company and its subsidiaries as of the Appointment Time, with the exception of matching or other contributions to the iPCS Wireless 401(k) Retirement Savings Plan which will be made in amounts and percentage levels comparable to similarly situated employees of Sprint Nextel (unless required by applicable law).

Sprint Nextel and the Surviving Corporation will continue the Company’s bonus plans for calendar year 2009 in accordance with their terms, and will not terminate the bonus plans, through the date on which the bonus for calendar year 2009 is paid and will pay bonuses, if any, earned for the 2009 calendar year, in accordance with the terms of the applicable bonus plan, subject to the following conditions:

•	the extent to which applicable performance goals for a bonus under a bonus plan are met for the 2009 calendar year will be determined based on the Company’s actual performance for the 2009 calendar year (adjusted to eliminate the impact of certain costs related to the Offer and the Merger and other transactions contemplated by the Merger Agreement) and subject to a cap of 200% of an individual’s base salary for 2009 or, if less, the applicable caps set forth in an individual’s employment agreement, unless the Effective Time occurs prior to 2010, in which case the performance goals will be pro-rated through the Effective Time based on a 365 day year;

•	if the Effective Time occurs prior to 2010, the actual amount of the bonus to be paid to any individual will be equal to the bonus that would otherwise be paid to the individual based on the extent to which the applicable performance goals for 2009 (as pro-rated as described above) are achieved, pro-rated through the Effective Time based on a 365-day year, subject to a cap of 200% of an individual’s base salary paid or payable for 2009 through the Effective Time or, if less, the applicable caps set forth in an individual’s employment agreement;

•	an individual will not be paid a bonus for 2009 calendar year unless the individual is employed as of the Effective Time unless the individual’s employment is terminated by the Company after the Appointment Time and prior to the Effective Time for reasons other than for cause;

•	the bonuses payable under the bonus plans for the 2009 calendar year as described above will be paid in February 2010; and

•	Sprint Nextel must approve any performance goals set for the calendar year 2010 performance cycle.

In addition, Sprint Nextel, the Company and the Surviving Corporation will honor (subject to the terms and conditions of the Merger Agreement) all obligations to employees of the Company and its subsidiaries as of the Appointment Time, including all obligations (i) under the terms of previously executed employment and separation plans and agreements; (ii) for severance pay and other severance benefits for the employees of the Company and its subsidiaries as of the Appointment Time who are terminated within twelve months following the Effective Time in accordance with the Company’s severance policies; and (iii) under the Amended and Restated iPCS, Inc. Standard Severance Plan for the employees of the Company and its subsidiaries as of the Appointment Time who are terminated within twelve months following the Effective Time, and the Company as the Surviving Corporation will continue for purposes of Section 6.3 of such plan to perform its obligations under such plan (and exercise its rights under such plan) as if the transactions contemplated by the Merger Agreement did not take place.

Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement provides that, for six years from and after the Effective Time, Sprint Nextel will cause the Surviving Corporation to continue in full force and effect and will perform or cause the Surviving Corporation to perform, in a timely manner, the Surviving Corporation’s obligations with respect to all rights to indemnification by the Company in favor of all past and present officers, directors, employees and agents of the Company and of its subsidiaries to the same extent provided in the Company’s certificate of incorporation or bylaws in effect on the date of the Merger Agreement. Sprint Nextel also has agreed to cause the Surviving Corporation to maintain for an aggregate period of at least six years from the Effective Time the current directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring at or prior to the Effective Time. The Surviving Corporation, however, will not be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for the insurance. The Company instead may purchase, prior to the Effective Time, a six year “tail” prepaid officers’ and directors’ liability insurance policy covering each of the persons currently insured under the Company’s current policy with regard to acts or omissions occurring prior to the Effective Time. The premium and terms of the “tail” policy must be reasonably acceptable to Sprint Nextel. Sprint Nextel and the Company agreed that a policy with a one-time premium not in excess of 250% of the current premium paid by the Company would be reasonably acceptable to Sprint Nextel.

If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth above.

Conduct of Business Pending the Merger.  Pursuant to the Merger Agreement, from and after the date of the Merger Agreement until the Effective Time:

(a) Unless Sprint Nextel otherwise agrees in writing (which consent will not be unreasonably withheld, conditioned or delayed):

(i) the business of the Company and its subsidiaries will be conducted only in the ordinary course of business and in a manner consistent with prior practice;

(ii) the Company and its subsidiaries will use all commercially reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their current officers and employees and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or its subsidiaries have significant business relations such that their ongoing businesses will not be impaired in any material respect at the Effective Time; and

(iii) the Company will comply in all material respects with all applicable laws wherever its business is conducted.

(b) Neither the Company nor any of its subsidiaries will:

(i) declare or pay any dividends on, or make other distributions (whether in cash, stock or property) in respect of, any of its capital stock, except for approximately $200,000 remaining unpaid from the special cash dividend of $11.00 per share declared on April 26, 2007 and dividends by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) repurchase or otherwise acquire any shares of its capital stock; or

(iv) except in connection with the special cash dividend of $11.00 per share declared on April 26, 2007, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of Shares upon the exercise of (1) the Company Options outstanding as of the date of the Merger Agreement, or (2) the Top-Up Option.

(c) Subject to certain exceptions for certain retention payments, extension of the iPCS Special Severance Plan through December 31, 2010 and certain changes in insurance contracts under the iPCS Wireless Inc. Welfare Benefit Plan, without the prior written consent of Sprint Nextel (which consent will not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its subsidiaries will:

(i) amend its certificate of incorporation or bylaws;

(ii) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (1) borrowings under existing lines of credit (or under any refinancing of such existing lines) or elections to make “payment in kind” interest payments under such existing lines or (2) indebtedness owing to, or guaranties of indebtedness owing to, the Company;

(iii) make any loans or advances to any other person other than loans or advances between any subsidiaries of the Company or between the Company and any of its subsidiaries (other than loans or advances less than $100,000 individually made in the ordinary course of business consistent with past practice);

(iv) except as permitted pursuant to clause (b) above, merge or consolidate with any other entity in any transaction, or, except for certain previously agreed upon capital expenditures, acquire or sell any business or assets in a single transaction or series of transactions in which the aggregate consideration is $200,000 or greater or enter into any partnership, joint venture or similar arrangement;

(v) change any material accounting policies or methods of accounting in effect at June 30, 2009, except as required by the SEC or as required by GAAP as concurred with by the Company’s independent auditors;

(vi) make any change in employment terms for any of its directors or officers;

(vii) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to employees, directors or affiliates of the Company or its subsidiaries, other than with respect to alterations, amendments or creations made with respect to non-officers and non-directors in the ordinary course of business consistent with past practice or, in any case, as required by applicable law or as expressly contemplated by the Merger Agreement or consented to in writing by Sprint Nextel;

(viii) other than as required by applicable law or as expressly contemplated by the Merger Agreement, make any change to the Company’s employee benefit plans;

(ix) acquire, or participate in any auction or other process related to the acquisition of, personal communications service licenses or wireless spectrum;

(x) settle any material claim, action or proceeding, except to the extent subject to and not in excess of reserves that relate to the matter being settled existing as of June 30, 2009;

(xi) other than the renewal in the ordinary course of business, amend in any material respect, waive any of its material rights under, or enter into any material agreements, arrangements or commitments;

(xii) except as required by law, make or change any election with respect to taxes or change any accounting method, file any claim for refund or any amended tax return, settle any tax dispute or waive or extend the statute of limitations relating to any taxes of the Company or any of its subsidiaries;

(xiii) apply for or otherwise seek to obtain any license issued or granted by the FCC; or

(xiv) commit or agree to take any actions described above.

(d) The Company has agreed that for the period from the date of the Merger Agreement until the earlier of (i) the Effective Time and (ii) December 31, 2009, the Company’s capital expenditures will be consistent with its 2009 budget. If the Effective Time does not occur prior to December 31, 2009, then the Company will not incur capital expenditures, in the aggregate, in excess of $3,000,000 in any calendar month during 2010 without the prior written consent of Sprint Nextel (which consent will not be unreasonably withheld, conditioned or delayed).

Conditions to Consummation of the Merger.  The respective obligations of Sprint Nextel, the Offeror and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by Sprint Nextel, the Offeror and the Company:

(a) The Merger Agreement and the Merger must be adopted by the requisite vote of the Company’s stockholders, if and as required by the DGCL, the Company’s certificate of incorporation and the Company’s bylaws;

(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity of competent jurisdiction preventing the consummation of the Merger may be in effect and the parties will use commercially reasonable efforts to prevent entry of any such injunction or order and to cause any such injunction or order to be vacated;

(c) No statute, rule or regulation will have been enacted or promulgated by any governmental entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

(d) All actions by or in respect of or filings with any governmental entity required to permit the consummation of the Merger will have been obtained or made (including the expiration or termination of any applicable waiting period under the HSR Act);

(e) The Offeror must have commenced the Offer on the terms and conditions set forth in the Merger Agreement, all conditions of the Offer must have been fulfilled or waived and the Offeror must have purchased all of the Shares validly tendered and not withdrawn pursuant to the Offer, except that neither Sprint Nextel nor the Offeror will be entitled to assert the failure of this condition if, in breach of the Merger Agreement, the Offeror fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer; and

(f) any Subsequent Offering Period must have expired.

Termination Events.  The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Appointment Time:

(a) By mutual written consent of Sprint Nextel and the Company;

(b) By Sprint Nextel, the Offeror or the Company, upon written notice to the other parties, if:

(i) any court of competent jurisdiction or other governmental entity has issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action will have become final and nonappealable, provided that the party terminating the Merger Agreement pursuant to this right must use all commercially reasonable efforts to have such order, decree, ruling or action vacated;

(ii) the Offer has not been consummated on or before the Outside Date, provided that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the primary cause of, or resulted in, the failure to consummate the Offer on or before the Outside Date; or

(iii) as a result of the failure of any condition set forth in Section 15 of the Offer to Purchase, the Offer has been terminated by Sprint Nextel or the Offeror or expired in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer, except that none of Sprint Nextel, the Offeror or the Company have the right to terminate the Merger Agreement under this provision if such party is in material breach of the Merger Agreement;

(c) By Sprint Nextel or the Offeror, upon written notice to the Company, if:

(i) prior to the approval of the stockholders of the Company of the Merger Agreement and Merger at the Stockholders’ Meeting, the Board of Directors (1) makes an Adverse Recommendation Change, (2) causes the Company to enter into an Acquisition Agreement, (3) has endorsed, approved or recommended any Acquisition Proposal or (4) has resolved to do any of the foregoing; or

(ii) the Company breaches in any material respect any of its representations, warranties, covenants or other obligations which would give rise to the failure of the condition set forth in clauses (c), (d) and (e) of Section 15 of the Offer to Purchase and, within 30 days after written notice of such breach to the Company from Sprint Nextel, the breach has not been cured in all material respects or waived by Sprint Nextel or the Offeror and the Company has not provided reasonable assurance to Sprint Nextel and the Offeror that the breach will be cured in all material respects on or before the expiration of the Offer; or

(d) By the Company, upon written notice to Sprint Nextel and the Offeror, if Sprint Nextel or the Offeror breach in any material respect any of their respective (i) representations or warranties under the Merger Agreement (which breach would or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance by Sprint Nextel of the Offeror of any of its respective obligations under the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement), or (ii) covenants or obligations hereunder, and, in either case, within 30 days after written notice of such breach to Sprint Nextel from the Company, such breach has not been cured in all material respects or waived by the Company and Sprint Nextel or the Offeror, as the case may be, has not provided reasonable assurance to the Company that such breach will be cured in all material respects on or before the expiration of the Offer.

Effect of Termination.  If Sprint Nextel or the Offeror terminates the Merger Agreement pursuant to paragraph (c)(i) under the heading “Termination Events” above, the Company is required to pay to Sprint Nextel a termination fee in the amount of $12,500,000 in immediately available funds (the “Termination Fee”) within three business days of such termination.

In the event that:

•	an Acquisition Proposal has been proposed by a third party or any person has announced its intentions (whether or not conditional) to make an Acquisition Proposal or an Acquisition Proposal or such intention has otherwise become known to the Company’s directors or officers, or its stockholders generally, and thereafter the Merger Agreement is terminated by the Company, Sprint Nextel or the Offeror pursuant to paragraph (b)(ii), (b)(iii) or (c)(ii) under the heading “Termination Events” above; and

•	within 12 months after such termination of the Merger Agreement, the Company or any of its subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company will pay Sprint Nextel the Termination Fee upon the first to occur of the events described in the immediately preceding clause of this paragraph.

For purposes of the Company’s requirement to pay the Termination Fee upon consummation of an Acquisition Proposal, the definition of Acquisition Proposal remains the same except that the third party would need to acquire at least 50% of the Shares or outstanding voting power or at least 50% of the fair market value of all the assets, as opposed to only 20%.

If Sprint Nextel, the Offeror or the Company exercises its right to terminate the Merger Agreement pursuant to clause (b)(ii) as described in “Termination Events” above, and the Minimum Tender Condition is not satisfied at the time of such termination, then the Company is required to pay Sprint Nextel the Termination Fee within three business days of such termination.

Fees and Expenses.  All fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses.

Consent and Waiver.  The Merger Agreement provides as a condition to the obligation of the Offeror to consummate the Offer that the FCC must have approved the transfer of control application for the Company’s FCC authorization, file number FTC-214-19970306-00135 (the “214 FCC License”). Sprint Nextel, the Offeror and the Company have entered into a Consent and Waiver, dated October 28, 2009, pursuant to which the Offeror has agreed to waive this condition and consent to the relinquishment of the 214 FCC License by the Company to the FCC (the “Consent and Waiver”).

Stockholders Agreement

Sprint Nextel has entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”), with the Tendering Stockholders, pursuant to which the Tendering Stockholders have agreed to tender the Shares beneficially owned by each of them (except for certain Restricted Shares set forth in a schedule to the Stockholders Agreement (the “Scheduled Shares”)) at the time of the Offer. However, at the time that the restrictions on any of those Restricted Shares lapse, if there is a Subsequent Offering Period, the Stockholder will promptly tender the Scheduled Shares in the Subsequent Offering Period. The Stockholders Agreement also provides that Tendering Stockholders irrevocably appoint Sprint Nextel as their proxy to vote their Shares (except for the Scheduled Shares) in connection with the transaction in the following manner: (i) in favor of approving the Merger Agreement, the Merger and any other action of the stockholders of the Company reasonably requested by Sprint Nextel in furtherance thereof, and (ii) against any other Acquisition Proposal submitted for approval to the Company’s stockholders unless Sprint Nextel and the stockholders determine to vote or consent in favor of such other Acquisition Proposal. Notwithstanding the foregoing grant to Sprint Nextel of the irrevocable proxy, if Sprint Nextel elects not to exercise its rights to vote the Shares pursuant to the irrevocable proxy, the Tendering Stockholders agree to vote their Shares (except for the Scheduled Shares) during the term of the Stockholders Agreement (i) in favor of adopting the Merger Agreement and deliver any written consent with respect to the Shares in favor of, the Merger and any other action of the stockholders of the Company reasonably requested by Sprint Nextel in furtherance thereof and (ii) against, and not deliver any written consent with respect to the Shares in favor of, any other Acquisition Proposal unless Sprint Nextel determines to vote in favor of the Acquisition Proposal, in each case at any annual, special or other meeting or in connection with any action of the stockholders of the Company, in lieu of a meeting or otherwise.

The Tendering Stockholders have agreed not to transfer their Shares (except for the Scheduled Shares) in any manner during the term of the Stockholders Agreement without the prior written consent of Sprint Nextel or as provided in the Stockholders Agreement. The Tendering Stockholders have also agreed not to: (1) (x) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal, or (y) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or (2) exercise or attempt to exercise any rights under Section 262 of the DGCL (relating to appraisal rights) with respect to the Merger. The Stockholders Agreement will terminate upon the earlier of the consummation of the Merger and the termination of the Merger Agreement in accordance with its terms.

Settlement Agreement

Contemporaneously with the execution of the Merger Agreement, Sprint Nextel and certain of its affiliates and the Company and certain of its affiliates entered into the Settlement Agreement. The Settlement Agreement relates to certain litigation between the parties, as described in Section 10. Under the terms of the Settlement Agreement, the parties agreed to file motions to “stay” the litigation with the courts in which the cases are being adjudicated. The Illinois Circuit Court and the Illinois Appellate Court granted these motions on October 19, 2009 and October 20, 2009, respectively. In addition, the parties agreed that at the Effective Time, they will take all action necessary to cause the dismissal of the litigation and dissolution of the injunction described in Section 10. Each of the parties will pay their own expenses and attorney’s fees in connection with the litigation and the Settlement Agreement. The Settlement Agreement also contains mutual releases that will become effective at the Effective Time, including the release, subject to certain exceptions, of the iPCS parties’ directors, officers, employees, attorneys and representatives by each of the iPCS parties, and a mutual covenant not to sue or to assist third parties will be in effect from and after the signing date of the Settlement Agreement until such time as the Merger Agreement is terminated or notice is given by either the Sprint Nextel Parties or the iPCS Parties to the other if the Offer has not been consummated by the Outside Date and the party providing notice is unable to terminate the Merger Agreement because a judgment, order, injunction, decree, stipulation or award precludes the termination of the Merger Agreement.

Confidentiality Agreement

The Confidentiality Agreement contains customary provisions pursuant to which Sprint Nextel and the Company have mutually agreed to keep confidential, for a period of three years from the date of the disclosure, certain non-public, confidential information relating to Sprint Nextel or the Company, as the case may be, and disclosed by Sprint Nextel or the Company to the other party. The requirement to keep this information confidential is subject to customary exceptions. The Confidentiality Agreement also provides that neither Sprint Nextel nor the Company will use such information in the litigation between the parties.

12.	Purpose of the Offer; the Merger; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Offeror intends to acquire the remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to the annual meeting or any special meeting of the Company’s stockholders or any action in lieu thereof. Any solicitation that the Offeror may undertake will be made only pursuant to separate proxy materials in compliance with the requirements of Section 14(a) of the Exchange Act.

Dissenters’ Rights.  Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand judicial appraisal of, and to receive payment in cash of the judicially determined fair value of, their Shares. Dissenting Company stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Merger. In this regard, stockholders of the Company should be aware that the opinions of the Independent Advisors as to the fairness from a financial point of view of the consideration payable in the Offer and the Merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his or her right to appraisal, the holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per share to be paid in the Merger, without interest.

Rule 13e-3.  The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and that may under certain circumstances be applicable to the Merger following the purchase of

Shares pursuant to the Offer in which the Offeror seeks to acquire any remaining Shares. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per share price paid pursuant to the Offer. However, if the Offeror is deemed to have acquired control of the Company pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby stockholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Offeror may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger or such alternative transaction, and the consideration offered to minority stockholders in the Merger or such alternative transaction, be filed with the Commission and disclosed to stockholders prior to consummation of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration. See Section 14. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.

Plans for the Company.  Sprint Nextel will continue to evaluate the business and operations of the Company, including the Company’s management structure, during the pendency of the Offer and after the consummation of the Offer and the Merger. Thereafter, Sprint Nextel intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the Company’s potential contribution to Sprint Nextel’s business.

Except as described in this Offer to Purchase, Sprint Nextel does not have any current plans or proposals which relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the Company’s present capitalization or dividend policy; or any other material change in the Company’s corporate structure or business. Notwithstanding the foregoing, promptly after the Offeror acquires a majority of the Shares, the Offeror will be entitled to designate such number of directors (rounded up to the nearest whole number) on the Board of Directors as will make the percentage of the Company’s directors designated by the Offeror equal to the percentage of the aggregate voting power of the Shares held by the Offeror or Sprint Nextel. In addition, assuming the Offeror’s nominees are appointed as directors of the Company and so long as there are holders of Shares other than Sprint Nextel or any of its subsidiaries, Sprint Nextel expects that the Board of Directors would not declare dividends on the Shares.

13.	Dividends and Distributions.

The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, the Company will not, nor will it permit any of its subsidiaries to, declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for the special cash dividend declared on April 26, 2007 and dividends by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company and certain dividends in respect of restricted stock awards, as such awards vest.

14.	Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

NASDAQ Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. According to the published guidelines of NASDAQ, the Shares would only meet the criteria for continued listing on NASDAQ if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least $1 per share and either:

•	there were at least two market makers for the Shares, the number of publicly held Shares (excluding Shares held by officers, directors and beneficial owners of 10% or more of the Shares) was at least 750,000, the market value of such publicly held Shares was at least $5 million and stockholders’ equity was at least $10 million; or

•	there were at least four market makers for the Shares, the number of publicly held Shares (excluding Shares held by officers, directors and beneficial owners of 10% or more of the Shares) was at least 1.1 million, the market value of such publicly held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue of the Company for its most recently completed fiscal year or two of the last three most recently completed years were at least $50 million.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares cease to meet the requirements of NASDAQ for continued listing and such Shares are delisted from NASDAQ, the market for the Shares will be adversely affected. In the event the Shares cease to be listed on NASDAQ, it is possible that the Shares would trade on another national securities exchange or in the over-the-counter market and that price quotations might still be available. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy or information statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for such loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

The Offeror and Sprint Nextel currently intend to seek delisting of the Shares from NASDAQ and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such delisting and termination are met. If the NASDAQ listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from NASDAQ and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

15.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and/or amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Offeror is not required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to pay for, any tendered Shares, unless by the scheduled or extended Expiration Date:

(a) The Minimum Tender Condition has been met;

(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) preventing the consummation of the Offer or the Merger is in effect;

(c) Each of the representations and warranties (other than those related to capitalization, authorization and change of control agreements) of the Company set forth in the Merger Agreement is true and correct on the date of the Merger Agreement and as of the expiration of the Offer as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” (as defined in the Merger Agreement) set forth therein), individually or in the aggregate, does not have, and would not be reasonably expected to have, a Material Adverse Effect;

(d) Each of the representations and warranties of the Company set forth in the Merger Agreement related to capitalization, authorization and change of control agreements are true and correct in all material respects on the date of the Merger Agreement and as of the expiration of the Offer as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date);

(e) The Company has performed in all material respects all obligations required to be performed by it under the Merger Agreement;

(f) The applicable waiting period under the HSR Act has expired or terminated;

(g) There has not occurred any change, condition, event or development that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(h) The Merger Agreement has not been terminated in accordance with its terms;

(i) All required state public service commission approvals have been obtained; and

(j) The FCC has granted consent to the transfer of control of the license granted by the FCC under call sign KNLF580 (BTA Chillicothe, OH) (the “FCC License”) and the FCC has approved the transfer of control application for the 214 FCC License, provided that such FCC consent or approval is not deemed to require a Final Order. The condition under the Merger Agreement that the FCC approve the transfer of control application of the 214 FCC License has been waived by Sprint Nextel and the Offeror pursuant to the Consent and Waiver, and therefore such approval is not a condition to the consummation of the Offer. “Final Order” means an action or decision of the FCC as to which (i) no request for a stay or similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (iii) the FCC does not have the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed and (iv) no appeal is pending, including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

The foregoing conditions, other than the Minimum Tender Condition, are for the sole benefit of Sprint Nextel and the Offeror and may be asserted by Sprint Nextel or the Offeror regardless of the circumstances giving rise to any such condition and may be waived in whole or in part at any time and from time to time in the sole and absolute discretion of Sprint Nextel or the Offeror, subject in each case to the terms of the Merger Agreement. The failure by Sprint Nextel or the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to any particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right and may be asserted at any time and from time to time.

16.	Certain Legal Matters and Regulatory Approvals.

General.  Except as set forth below, based upon its examination of publicly available filings by the Company with the Commission and other publicly available information concerning the Company, neither the Offeror nor Sprint Nextel is aware of any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Offeror’s acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein, or of any filings, approvals or other actions by or with any domestic (Federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the

Company’s subsidiaries) by the Offeror pursuant to the Offer as contemplated in this Offer to Purchase. Should any such approval or other action be required, it is the Offeror’s present intention to seek such approval or action. However, the Offeror does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to the Offeror’s right to delay or decline to purchase Shares if any of the conditions in Section 15 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Sprint Nextel or the Offeror or that certain parts of the businesses of the Company, Sprint Nextel or the Offeror might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken, any of which could cause the Offeror to elect to terminate the Offer without purchasing the Shares thereunder. The Offeror’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 16.

Antitrust.  Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Sprint Nextel of a Premerger Notification and Report Form with respect to the Offer, unless Sprint Nextel receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. Sprint Nextel made this filing on October 26, 2009 and, accordingly, the 15-day waiting period will expire on November 10, 2009 unless Sprint Nextel receives a request for additional or documentary material from the Antitrust Division. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by Sprint Nextel. Complying with a request for additional information or documentary material can take a significant amount of time.

At any time before or after the Offeror’s acquisition of Shares pursuant to the Offer, the Antitrust Division, the FTC or state attorneys general could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Sprint Nextel or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the consummation of the Merger or the tender of the Shares pursuant to the Stockholders Agreement on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not previously purchased pursuant to the Offer. See Section 15.

FCC Approvals.  Under the Communications Act of 1934, as amended, no license or authorization granted by the FCC may be transferred or assigned except upon application to the FCC and upon a finding by the FCC that the public interest, convenience and necessity will be served thereby. On October 26, 2009, the Offeror and the Company filed an application with the FCC for the transfer of control of the FCC License. The FCC will place the application on public notice and, no later than 21 days following the public notice, the FCC will approve, deny or subject the application to further review. The Offeror and the Company shall use all reasonable efforts and take all appropriate actions necessary to obtain FCC approval of the application. Subject to the provisions described below, the approval of the transfer of the FCC License is a condition to the consummation of the Offer (the “FCC License Transfer Condition”). If the FCC License Transfer Condition is the only remaining unsatisfied condition at a scheduled expiration date, then the Offeror will be permitted to extend the Offer until the Final Extension Period. If on the last day of the Final Extension Period, the FCC License Transfer Condition remains unsatisfied, the Company will, if directed by the Offeror, abandon the FCC License that has not been approved for transfer, and the Offeror will waive the FCC License Transfer Condition and consummate the Offer on the last day of the Final Extension Period, provided that all other conditions to the Offer are satisfied at that time.

West Virginia Public Service Commission Approval.  Sprint Nextel and the Company filed a joint petition for the consent and approval in advance of the acquisition and ownership of the Company at the Public Service Commission of

West Virginia on October 22, 2009. The joint petition seeks West Virginia Public Service Commission approval, to the extent required under W.V. Code Sec. 24-2-12, of the Merger. The joint petition describes that the transaction benefits the public, otherwise satisfies the criteria in West Virginia law, and seeks expedited treatment and waiver of any hearing requirements.

Delaware Business Combination Laws.  The Company is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Delaware Business Combination Provisions”), which imposes certain restrictions upon business combinations involving the Company. The description below is not complete and is qualified in its entirety by reference to the Delaware Business Combination Provisions. In general, the Delaware Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Delaware Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Delaware Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Delaware Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s certificate of incorporation nor its bylaws excludes the Company from the coverage of the Delaware Business Combination Provisions. Upon consummation of the Offer, Sprint Nextel and the Offeror could collectively be deemed to be an “interested stockholder” for purposes of the Delaware Business Combination Provisions and, absent the prior approval of the Board of Directors, the Delaware Business Combination Provisions could prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, the Company has represented in the Merger Agreement that its Board of Directors unanimously approved, authorized and declared advisable the Merger Agreement and approved and authorized the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, Sprint Nextel and the Offeror do not believe that the Delaware Business Combination Provisions will be an impediment to the consummation of the Offer or the Merger.

State Takeover and Business Combination Laws — Other.  A number of states have adopted takeover laws and regulations, which purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes.

However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Except as described in this Offer to Purchase, the Offeror has not attempted to comply with any state takeover laws or business combination laws in connection with the Offer. The Offeror reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. If any government official or third party should seek to apply any state takeover law or business combination law to the Offer or the Merger, the Offeror will take such action as then appears desirable, which action may include challenging the applicability or validity of such law in appropriate court proceedings. In the event it is asserted that any state takeover law or business combination law is applicable to the Offer or the Merger, the Offeror might be required to file certain information with, or to receive certain approvals from, the relevant state authorities or holders of Shares, and the Offeror may not be able to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Merger. In such case, the Offeror may not be obligated to accept for payment or pay for any Shares tendered. See Section 15.

17.	Fees and Expenses.

Except described below, neither the Offeror nor Sprint Nextel, nor any officer, director, stockholder, agent or other representative of the Offeror or Sprint Nextel, will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

Citigroup Global Markets Inc. is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Sprint Nextel in connection with the proposed acquisition of the Company. Sprint Nextel has agreed to pay the Dealer Manager customary compensation for such services. Sprint Nextel has also agreed to reimburse the Dealer Manager for reasonable expenses incurred, including fees and expenses of legal counsel or advisors should they be engaged by the Dealer Manager and to indemnify the Dealer Manager and certain related persons against certain liabilities and expenses in connection with the engagement of the Dealer Manager, including certain liabilities under the federal securities laws.

The Offeror has retained D.F. King & Co., Inc. as Information Agent and Computershare Trust Company, N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services in connection with the Offer and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by the Offeror against certain liabilities in connection with the Offer. The Information Agent may contact holders of Shares by mail, facsimile or personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares.

18.	Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Neither the Offeror nor Sprint Nextel is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror or Sprint Nextel becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Offeror and Sprint Nextel will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Offeror and Sprint Nextel cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Sprint Nextel and the Offeror have filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 of the General Rules and Regulations under the Exchange Act, setting forth the recommendation of the Board of Directors with respect to the Offer and the reasons for the recommendation of the Board of Directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the Commission in the manner set forth in Section 7.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE OFFEROR OR SPRINT NEXTEL NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of the Company, the Offeror, Sprint Nextel or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

October 28, 2009

SCHEDULE I

CERTAIN INFORMATION CONCERNING THE
DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR AND SPRINT NEXTEL

1. Directors and Executive Officers of the Offeror.  Set forth below are the name, current business address, citizenship, present principal occupation and employment history (covering a period of not less than five years) of each executive officer and director of the Offeror. The business address of each such director and executive officer is: c/o Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or Employment; Material
Directors of Offeror	Positions Held During the Past Five Years

Scott W. Andreasen	Scott W. Andreasen is Senior Counsel and Assistant Secretary of Sprint Nextel, where he has served since January 2006. Prior to his current position, Mr. Andreasen served as Attorney (Marketing & Sales) at Sprint Nextel from June 2003 until January 2006.

Timothy P. O’Grady	Timothy P. O’Grady is Vice President, Securities & Governance at Sprint Nextel, a position he has held since April 2008. Prior to his current position, he served as Senior Counsel — Total Rewards from 2005 to April 2008, where he had responsibility for legal support of human resources in matters of compensation and employee benefits. From 1990 until 2005, he served in various roles of increasing scope and responsibility in Sprint Nextel’s Corporate Secretary’s group.

Charles R. Wunsch	Charles R. Wunsch is the General Counsel and Corporate Secretary of Sprint Nextel. He was appointed General Counsel and Corporate Secretary in October 2008. He served as Sprint Nextel’s Vice President for corporate transactions and business law and has served in various legal positions at the company since 1990. He was previously an associate and partner at the law firm Watson, Ess, Marshall, and Enggas.

Executive Officers	Present Principal Occupation or Employment; Material
of Offeror	Positions Held During the Past Five Years

Charles R. Wunsch President	Charles R. Wunsch is the General Counsel and Corporate Secretary of Sprint Nextel. He was appointed General Counsel and Corporate Secretary in October 2008. He served as Sprint Nextel’s Vice President for corporate transactions and business law and has served in various legal positions at the company since 1990. He was previously an associate and partner at the law firm Watson, Ess, Marshall, and Enggas.

Charles L. Hall Senior Vice President and Controller	Charles L. Hall is the Senior Vice President, Controller and Principal Accounting Officer of Sprint Nextel. He was appointed Senior Vice President, Controller and Principal Accounting Officer in March 2009. He served as Senior Vice President — Finance of Sprint Nextel from November 2008 through March 2009. Prior to joining Sprint Nextel, he served as Vice President and Controller of Lyondell Chemical Company, a manufacturer of chemicals and plastics, from September 2001 through January 2009. On October 13, 2009, Mr. Hall tendered his resignation to Sprint Nextel from his position as Senior Vice President, Controller and Principal Accounting Officer effective November 4, 2009.

Executive Officers	Present Principal Occupation or Employment; Material
of Offeror	Positions Held During the Past Five Years

Timothy P. O’Grady Vice President and Secretary	Timothy P. O’Grady is Vice President, Securities & Governance at Sprint Nextel, a position he has held since April 2008. Prior to his current position, he served as Senior Counsel — Total Rewards from 2005 to April 2008, where he had responsibility for legal support of human resources in matters of compensation and employee benefits. From 1990 until 2005, he served in various roles of increasing scope and responsibility in Sprint Nextel’s Corporate Secretary’s group.

Greg D. Block Vice President and Treasurer	Greg D. Block is Vice President and Treasurer at Sprint Nextel. He was appointed Vice President and Treasurer in August 2008. He served as Assistant Treasurer, Capital Markets from 2005 to August 2008, where he had responsibility for long-term financing and financial risk management. From 1990 until 2005, he served in various roles of increasing scope and responsibility in Sprint Nextel’s Finance organization.

2. Directors and Executive Officers of Sprint Nextel.  Set forth below are the name, current business address, citizenship, present principal occupation and employment history (covering a period of not less than five years) of each executive officer and director of Sprint Nextel. Unless otherwise indicated, the business address of each such director and executive officer is: c/o Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. Except as set forth below, all directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or Employment; Material
Directors of Sprint Nextel	Positions Held During the Past Five Years

Robert R. Bennett	Robert R. Bennett is principal of Hilltop Investments, a private investment company. Mr. Bennett served as President of Discovery Holding Company from March 2005 until September 2008, when Discovery Communications, Inc. became a public company. Mr. Bennett also served as President and CEO of Liberty Media Corporation from April 1997 until August 2005 and continued as President until March 2006. He was with Liberty Media from its inception, serving as its principal financial officer and in various other capacities. Prior to his tenure at Liberty Media, Mr. Bennett worked with Tele-Communications, Inc. (TCI) and the Bank of New York. Mr. Bennett serves as a director of Discovery Communications, Inc. and Liberty Media Corporation. Mr. Bennett has served as one of Sprint Nextel’s directors since October 2006.

Gordon M. Bethune	Gordon M. Bethune is the retired Chairman and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. He served as Chief Executive Officer of Continental Airlines from 1994 and as Chairman and Chief Executive Officer from 1996 until December 31, 2004. He is a director of Honeywell International Inc. and Prudential Financial, Inc. Mr. Bethune has served as one of Sprint Nextel’s directors since March 2004.

Present Principal Occupation or Employment; Material
Directors of Sprint Nextel	Positions Held During the Past Five Years

Larry C. Glasscock	Larry C. Glasscock is Chairman of the Board of WellPoint, Inc., a health benefits company. Mr. Glasscock served as President and Chief Executive Officer of WellPoint, Inc. from November 2004 (following the merger between Anthem, Inc. and WellPoint Health Networks Inc.) until June 2007 and as Chairman of WellPoint, Inc. since November 2005. Prior to Anthem’s merger with WellPoint Health Networks in November 2004, Mr. Glasscock had served as Anthem’s President and Chief Executive Officer since 2001 and also as Anthem’s Chairman since 2003. He is a director of Zimmer Holdings, Inc. Mr. Glasscock has served as one of Sprint Nextel’s directors since August 2007.

James H. Hance, Jr.	James H. Hance, Jr. is the Senior Advisor of the Carlyle Group and the Chairman of the Board of Sprint Nextel. He is the retired Vice Chairman of Bank of America Corporation, a financial services holding company. He served as the Vice Chairman of Bank of America Corporation from 1993 until January 31, 2005 and as the Chief Financial Officer of Bank of America Corporation from 1988 until April 2004. He is a director of Cousins Properties Incorporated, Duke Energy Corporation, and Rayonier Corporation. Mr. Hance also serves as a Senior Advisor to The Carlyle Group. Mr. Hance has served as one of Sprint Nextel’s directors since February 2005.

Daniel R. Hesse	Daniel R. Hesse is President and Chief Executive Officer of Sprint Nextel. Before becoming the President and Chief Executive Officer of Sprint Nextel on December 17, 2007, Mr. Hesse was Chairman, President, and Chief Executive Officer of Embarq Corporation from May 2006 to December 2007. He served as President of Sprint Nextel’s local telecommunications business from June 2005 until the Embarq spin-off in May 2006. Before that, Mr. Hesse served as Chairman, President and Chief Executive Officer of Terabeam Corporation, a wireless telecommunications service provider and technology company, from March 2000 to June 2004. Prior to serving at Terabeam Corporation, Mr. Hesse spent 23 years at AT&T during which he held various senior management positions, including President and Chief Executive Officer of AT&T Wireless Services. Mr. Hesse has served as one of Sprint Nextel’s directors since December 2007.

V. Janet Hill	V. Janet Hill has been Vice President of Alexander & Associates, Inc., a corporate consulting firm, since 1981. Mrs. Hill also serves as a director of Wendy’s/Arby’s Group, Inc. and Dean Foods, Inc. Mrs. Hill served as a director of Nextel Communications, Inc. from November 1999 until its merger with Sprint Corporation in August 2005, and she has served as one of Sprint Nextel’s directors since 2005.

Frank Ianna	Frank Ianna is Chief Executive Officer and Director, Attila Technologies LLC, a wireless communications company. Mr. Ianna retired from AT&T in 2003 after a 31-year career serving in various executive positions, most recently as President of Network Services. Following his retirement, Mr. Ianna served as a business consultant, executive and board member for several private and nonprofit enterprises. Mr. Ianna is a director of Tellabs, Inc. and Clearwire Corporation. Mr. Ianna has served as one of Sprint Nextel’s directors since March 2009.

Present Principal Occupation or Employment; Material
Directors of Sprint Nextel	Positions Held During the Past Five Years

Sven-Christer Nilsson	Sven-Christer Nilsson is the owner and founder of Ripasso AB, Ängelholm, Sweden, a private business advisory company. Mr. Nilsson serves as an advisor and board member for companies throughout the world. He previously served in various executive positions for The Ericsson Group from 1982 through 1999, including as its President and Chief Executive Officer from 1998 through 1999. Mr. Nilsson is a director of Ceva, Inc., Tilgin AB, and Assa Abloy AB. He serves as the Chairman of Swedish ICT Research AB, an industrial research institute in the information technology and communications field, and as the Chairman of the Swedish Public Service Broadcasting Foundation. Mr. Nilsson has served as one of Sprint Nextel’s directors since November 2008. Mr. Nilsson is a citizen of Sweden.

William R. Nuti	William R. Nuti is the Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company. Mr. Nuti has served as Chief Executive Officer and President of NCR since August 2005, and as Chairman of NCR since October 2007. Before joining NCR, Mr. Nuti had served as President and Chief Executive Officer of Symbol Technologies, Inc. from 2003 to 2005, and as President and Chief Operating Officer of Symbol Technologies from 2002 to 2003. Mr. Nuti joined Symbol Technologies in 2002 following more than 10 years at Cisco Systems, where he advanced to the dual role of senior vice president of the company’s Worldwide Service Provider Operations and senior vice president of U.S. Theater Operations. Mr. Nuti has served as one of Sprint Nextel’s directors since June 2008.

Rodney O’Neal	Rodney O’Neal is Chief Executive Officer and President of Delphi Corporation, a global supplier of mobile electronics and transportation systems. Mr. O’Neal has served as Chief Executive Officer and President of Delphi since January 2007. He previously served as President and Chief Operating Officer of Delphi from January 2005 until January 2007. In 2000, Mr. O’Neal was named Executive Vice President of the former Safety, Thermal & Electrical Architecture Sector at Delphi. In 2003, he was named president of the Dynamics, Propulsion, and Thermal Sector. Previously, he served in a variety of domestic and international operating assignments for both Delphi and its former parent company, General Motors. He is a director of The Goodyear Tire & Rubber Company. Mr. O’Neal has served as one of Sprint Nextel’s directors since August 2007.

Present Principal Occupation or Employment; Material
Executive Officers of Sprint Nextel	Positions Held During the Past Five Years

Daniel R. Hesse President and Chief Executive Officer	Daniel R. Hesse is President and Chief Executive Officer of Sprint Nextel. Before becoming the President and Chief Executive Officer of Sprint Nextel on December 17, 2007, Mr. Hesse was Chairman, President, and Chief Executive Officer of Embarq Corporation from May 2006 to December 2007. He served as President of Sprint Nextel’s local telecommunications business from June 2005 until the Embarq spin-off in May 2006. Before that, Mr. Hesse served as Chairman, President and Chief Executive Officer of Terabeam Corporation, a wireless telecommunications service provider and technology company, from March 2000 to June 2004. Prior to serving at Terabeam Corporation, Mr. Hesse spent 23 years at AT&T during which he held various senior management positions, including President and Chief Executive Officer of AT&T Wireless Services. Mr. Hesse has served as one of Sprint Nextel’s directors since December 2007.

Robert H. Brust Chief Financial Officer	Robert H. Brust is the Chief Financial Officer of Sprint Nextel. He was appointed Chief Financial Officer in May 2008. He served as Executive Vice President and Chief Financial Officer of Eastman Kodak Company from 2000 to 2007. He also served two years as Senior Vice President and Chief Financial Officer of Unisys Corporation. Earlier in his career, he held a series of operations and finance leadership positions at General Electric, concluding his service there as Vice President, Finance for G.E. Plastics.

Keith O. Cowan President — Strategic Planning and Corporate Initiatives	Keith O. Cowan is the President, Strategic Planning and Corporate Initiatives of Sprint Nextel. He was appointed President, Strategic Planning and Corporate Initiatives of Sprint Nextel in July 2007. He served as Executive Vice President of Genuine Parts Company from January 2007 to July 2007. He held several key positions with BellSouth Corporation from 1996 to January 2007, including Chief Planning and Development Officer, Chief Field Operations Officer, President — Marketing and Product Management and President--Interconnection Services. He was previously an associate and partner at the law firm of Alston & Bird LLP.

Robert L. Johnson Chief Service Officer	Robert L. Johnson is the Chief Service Officer of Sprint Nextel. He was appointed Chief Service Officer in October 2007. He served as President — Northeast Region from September 2006 to October 2007. He served as Senior Vice President — Consumer Sales, Service and Repair from August 2005 to August 2006. He served as Senior Vice President — National Field Operations of Nextel from February 2002 to July 2005.

Charles R. Wunsch General Counsel and Corporate Secretary	Charles R. Wunsch is the General Counsel and Corporate Secretary of Sprint Nextel. He was appointed General Counsel and Corporate Secretary in October 2008. He served as Sprint Nextel’s Vice President for corporate transactions and business law and has served in various legal positions at the company since 1990. He was previously an associate and partner at the law firm Watson, Ess, Marshall, and Enggas.

Present Principal Occupation or Employment; Material
Executive Officers of Sprint Nextel	Positions Held During the Past Five Years

Paget A. Alves President, Business Markets	Paget A. Alves is the President, Business Markets of Sprint Nextel. He was appointed President, Business Markets in May 2009. He served as President, Sales and Distribution from March 2008 through May 2009 and as Regional President from September 2006 through March 2008. He served as Senior Vice President, Enterprise Markets from January 2006 through September 2006. He served as Sprint Nextel’s President, Strategic Segment from November 2003 through January 2006.

Steven L. Elfman President, Network Operations and Wholesale	Steven L. Elfman is the President, Network Operations and Wholesale of Sprint Nextel. He was appointed President, Network Operations and Wholesale in May 2008. He served as President and Chief Operating Officer of Motricity, a mobile data technology company, from January 2008 to May 2008 and as Executive Vice President of Infospace Mobile (currently Motricity) from July 2003 to December 2007. He was an independent consultant working with Accenture Ltd., a consulting company, from May 2003 to July 2003. He served as Executive Vice President of Operations of Terabeam Corporation, a Seattle-based communications company, from May 2000 to May 2003, and he served as Chief Information Officer of AT&T Wireless from June 1997 to May 2000.

Charles L. Hall Senior Vice President, Controller and Principal Accounting Officer	Charles L. Hall is the Senior Vice President, Controller and Principal Accounting Officer of Sprint Nextel. He was appointed Senior Vice President, Controller and Principal Accounting Officer in March 2009. He served as Senior Vice President - Finance of Sprint Nextel from November 2008 through March 2009. Prior to joining Sprint Nextel, he served as Vice President and Controller of Lyondell Chemical Company, a manufacturer of chemicals and plastics, from September 2001 through January 2009. On October 13, 2009, Mr. Hall tendered his resignation to Sprint Nextel from his position as Senior Vice President, Controller and Principal Accounting Officer effective November 4, 2009.

Robert H. Johnson, Jr. President, CDMA Business Unit	Robert H. Johnson, Jr. is the President of the CDMA Business Unit of Sprint Nextel, a position he has held since May 2009. Prior to coming to Sprint Nextel, Mr. Johnson co-founded and served as chief operating officer of Sotto Wireless, a wireless service provider based in Seattle, Washington from February 2006 to January 2009. Previously, Mr. Johnson served 16 years as a key executive at AT&T Wireless including serving as executive vice president of the company’s marketing, sales and customer service functions.

Danny L. Bowman President, iDEN Business Unit	Danny L. Bowman is the President of the iDEN Business Unit of Sprint Nextel, a position he has held since June 2008. Mr. Bowman previously served as Vice President of Wireline and Wireless Data Product Management from August 2005 to September 2006 and Vice President of Product Marketing from October 2006 to April 2008. Prior to the merger between Sprint Corporation and Nextel Communications, Inc., Mr. Bowman served as Vice President of Wireless Data Services and various other executive functions in Sales and Marketing for Nextel Communications, Inc. from 1995 to July 2005.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or the stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021
For Notice of Guaranteed Delivery
(for Eligible Institutions only)

By Facsimile Transmission:
(617) 360-6810

To Confirm Receipt of Notice of Guaranteed Delivery Only:
(781) 575-2332

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005

Banks and Brokers call collect:
(212) 269-5550

ALL OTHERS CALL TOLL FREE:
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Email:
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The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

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New York, New York 10013

CALL TOLL FREE:
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